GENERAL INFORMATION
THE CANADIAN ECONOMY*
EXTERNAL TRADE
BALANCE OF PAYMENTS
FOREIGN EXCHANGE AND INTERNATIONAL RESERVES
GOVERNMENT FINANCES
DEBT RECORD
MONETARY AND BANKING SYSTEM
TABLES AND SUPPLEMENTARY INFORMATION

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration Is effective	Name of exchange on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

HIS EXCELLENCY MICHAEL KERGIN

Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

Copies to:

BILL MITCHELL Director Financial Markets Division Department of Finance, Canada 20th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DAVID MURCHISON Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

*    The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

      No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms hereof.

      No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

      No such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a) but under paragraph (b) of this item).

      Reference is made to pages 25-27 of Exhibit D.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable). No statement need be furnished as to inter-governmental debt.

      Reference is made to pages 25-27 of Exhibit D.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

      Reference is made to pages 34-47 of Exhibit D.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

      As at December 1, 2002, the registrant held a de minimis amount.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

      Not practicable to furnish.

(3)	Total amount otherwise outstanding.

      Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

      Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

      Reference is made to pages 25-27 of Exhibit D.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

      Reference is made to pages 25-27 of Exhibit D.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

      Reference is made to pages 18-24 of Exhibit D.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

      No foreign exchange controls have been established by the registrant.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

      Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

      Reference is made to page 17 of Exhibit D.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

      Reference is made to pages 12-14 of Exhibit D.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of International payments.)

      Reference is made to pages 15-16 of Exhibit D.

On March 12, 1996, Canada established a program for the offering, from time to time, of its Canada Notes due nine months or more from date of issue (“Canada Notes”). During the period from December 1, 2001 through November 30, 2002, Canada did not file with the United States Securities and Exchange Commission any pricing supplements relating to the sale of Canada Notes. Consequently, the portion of Canada Notes sold or to be sold during that period in the United States or in circumstances where registration of the Canada Notes is required through November 30, 2002 was U.S.$0.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This annual report, including the exhibits hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

This annual report comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

Exhibit A:	None
Exhibit B:	None
Exhibit C-1:	Copy of the 2001 Budget of Canada (incorporated by reference from Exhibit C-4 to Canada’s Amendment No. 3 to Form 18-K for the fiscal year ended March 31, 2000)
Exhibit C-2:	Copy of the Economic and Fiscal Update October 30, 2002, Department of Finance, Canada (incorporated by reference from Exhibit C-2 to Canada’s Amendment No. 1 to Form 18-K for the fiscal year ended March 31, 2001 on Form 18-K/A dated November 1, 2002)
Exhibit D:	Current Canada Description
Exhibit E:	Consent of Deputy Minister of Finance

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 20th day of December, 2002.

CANADA

By:	/s/ Rob Stewart

Rob Stewart
Senior Chief
Financial Markets Division
Financial Sector Policy Branch
Department of Finance, Canada

EXHIBIT INDEX

Exhibit No.

Exhibit A:	None
Exhibit B:	None
Exhibit C-1:	Copy of the 2001 Budget of Canada (incorporated by reference from Exhibit C-4 to Canada’s Amendment No. 3 to Form 18-K for the fiscal year ended March 31, 2000)
Exhibit C-2:	Copy of the Economic and Fiscal Update October 30, 2002, Department of Finance, Canada (incorporated by reference from Exhibit C-2 to Canada’s Amendment No. 1 to Form 18-K for the fiscal year ended March 31, 2001 on Form 18-K/A dated November 1, 2002)
Exhibit D:	Current Canada Description
Exhibit E:	Consent of Deputy Minister of Finance

Exhibit D

DESCRIPTION OF CANADA

Unless otherwise indicated, dollar amounts hereafter in this document are expressed in Canadian dollars. On December 16, 2002 the noon buying rate in New York City payable in Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1.00 = $0.6399 United States dollars (“U.S.$”). See “Foreign Exchange and International Reserves”.

The information contained herein has been reviewed by Kevin G. Lynch, Deputy Minister of Finance, Canada and is included herein on his authority. Certain information contained in this Exhibit has been extracted or compiled from public official documents of Canada, which include statistical data subject to revision. Canada is sometimes referred to as the “Government of Canada” or the “Government” in this Exhibit.

CANADA

GENERAL INFORMATION

Area and Population

Canada is the second largest country in the world, with an area of 9,984,670 square kilometers of which about 891,163 square kilometers are covered by fresh water. The occupied farm land is about 7% and the productive forest land is about 24% of the total area. The population on July 1, 2002 was estimated to be 31.4 million. Approximately 64% of Canada’s population lives in metropolitan areas of which Toronto, Montreal and Vancouver are the largest. Most of Canada’s population lives within 325 kilometers of the United States border.

Form of Government

Canada is a federal state composed of ten provinces and three territories. In 1867, the United Kingdom Parliament adopted the British North America Act, which established the Canadian federation comprised of, at that time, the Provinces of Ontario, Québec, Nova Scotia and New Brunswick. Since then, six additional provinces (Manitoba, British Columbia, Prince Edward Island, Saskatchewan, Alberta and Newfoundland and Labrador), along with the Yukon Territory, the Northwest Territories and the new territory of Nunavut (which was carved out of the Northwest Territories on April 1, 1999), have become parts of Canada.

The British North America Act (which has been renamed the Constitution Act, 1867) gave the Parliament of Canada legislative power in relation to a number of matters including all matters not assigned exclusively to the legislatures of the provinces. These powers now include matters such as defense, the raising of money by any mode or system of taxation, the regulation of trade and commerce, the public debt, money and banking, interest, bills of exchange and promissory notes, navigation and shipping, extra-provincial transportation, aerial navigation and, with some exceptions, telecommunications. The provincial legislatures have exclusive jurisdiction in such areas as education, municipal institutions, property and civil rights, administration of justice, direct taxation for provincial purposes and other matters of purely provincial or local concern.

The executive power of the federal Government is vested in the Queen, represented by the Governor General, whose powers are exercised on the advice of the federal Cabinet, which is responsible to the House of Commons. The legislative branch at the federal level, Parliament, consists of the Crown, the Senate and the House of Commons. The Senate has 105 seats. There are 24 seats each for the Maritime Provinces, Québec, Ontario and Western Canada, 6 for Newfoundland and 1 each for the three territories. Senators are appointed by the Governor General on the advice of the federal Cabinet and hold office until age 75. The House of Commons has 301 members, elected by voters in single-member constituencies. The leader of the political party that gains the most seats in each general election is usually invited by the Governor General to be Prime Minister and to form the Government. The Prime Minister selects the members of the federal Cabinet from among the members of the House of Commons and the Senate (in practice almost entirely from the former). The House of Commons is elected for a period of five years, subject to earlier dissolution upon the recommendation of the Prime Minister or because of the Government’s defeat in the House of Commons on a vote of no confidence.

The most recent general election was held on November 27, 2000. As a result of that election the Liberal Party forms the Government. The distribution of seats in the House of Commons is as follows: the Liberal Party has 169 seats, the Canadian Alliance Party has 63 seats, the Bloc Québécois has 35 seats, the New Democratic Party has 14 seats and the Progressive Conservative Party has 14 seats. There are 3 independent members and 3 vacant seats.

The executive power in each province is vested in the Lieutenant Governor, appointed by the Governor General on the advice of the federal Cabinet. The Lieutenant Governor’s powers are exercised on the advice of the provincial cabinet, which is responsible to the legislative assembly. Each provincial legislature is composed of a Lieutenant Governor and a legislative assembly made up of members elected for a period of five years. The practice of selecting the provincial premier and the provincial cabinet in each province follows that described for the federal level, as does dissolution of a legislature.

The judicial branch of government in Canada is composed of an integrated set of courts created by federal and provincial law. At the federal level there are two principal courts, the Supreme Court of Canada which is the highest appeal court in Canada and the Federal Court of Canada which, among other things, deals with federal revenue laws and claims involving the Government. Judges of the two federally constituted courts and those of the provincial superior and county courts are appointed by the Governor General on the advice of the federal Cabinet and hold office during good behavior until age 70 or 75. Judges of the magistrates courts (commonly now known as provincial courts) are appointed by the provincial government and usually hold office until age 65 or 70.

Constitutional Reform

In April 1982, Her Majesty the Queen proclaimed the Constitution Act, 1982, terminating British legislative jurisdiction over Canada’s Constitution. The Constitution Act, 1982 provides that Canada’s Constitution may be amended pursuant to an amending formula contained therein and contains the Canadian Charter of Rights and Freedoms, including the linguistic rights of Canada’s two major language groups.

The government of Québec did not sign the constitutional agreement which led to the repatriation of the Canadian Constitution and the proclamation of the Constitution Act, 1982. Although Québec is legally bound by the Constitution Act, 1982, the government of Québec set out five conditions for accepting the legal legitimacy of the Act. Discussions on those principles led on April 30, 1987 at Meech Lake to a unanimous agreement by First Ministers on principles respecting each of Québec’s conditions.

A constitutional resolution to give effect to the Meech Lake Accord was adopted by Parliament and eight provinces before the deadline for ratification on June 23, 1990. In the absence of ratification by Newfoundland and Manitoba, the amendment was not adopted. In the wake of this event, the most extensive series of public consultations on constitutional matters ever to occur in Canada began through the work of both provincial and federal commissions and committees, among other things. Recommendations produced by this process were then assessed by a series of multilateral negotiations involving the federal, provincial and territorial governments and four national Aboriginal organizations, held from April to July 1992. Agreement was reached on a wide range of constitutional issues through the multilateral process which led to a First Ministers’ Conference held in Charlottetown in August 1992.

The Charlottetown Accord was an extensive package of reforms agreed upon by the federal, provincial and territorial governments and the four Aboriginal organizations. On October 26, 1992 Canadians were asked in a referendum if they agreed that the Constitution of Canada should be renewed on the basis of the Charlottetown agreement. A majority of Canadians in a majority of the provinces, including a majority in Québec and a majority of Status Indians living on reserves, declined to provide such a mandate. Consequently, governments set aside the constitutional issue and announced their intention to concentrate on social and economic initiatives that do not require constitutional change.

Québec

Since September 1994, Québec has been governed by the Parti Québécois, whose platform calls for Québec’s accession to independence. On October 30, 1995, the government of Québec held a consultative referendum under provincial law, seeking a mandate to secede from Canada and proclaim Québec’s independence, after having made a formal offer of a new economic and political partnership between Québec and the rest of Canada. The government’s proposal was rejected by a vote of 50.6% against and 49.4% in favour, with a participation rate of 93%. While all sides accepted the 1995 referendum results, the Parti Québécois has not abandoned the goal of achieving independence for Québec.

The Government of Canada and the governments of a number of provinces outside Québec have taken a series of initiatives since the 1995 referendum aimed at reinforcing Canadian unity, including non-constitutional measures (notably on provincial responsibility for labour market programs), demonstrating openness to Québecers’ aspirations, as well as making efforts to clarify the rules governing any future referendum and the possible consequences of a Québec secession.

In September 1996, the Government of Canada referred a series of legal questions to the Supreme Court of Canada with a view to clarifying, at both domestic and international law, whether the government of Québec has the right to secede from Canada unilaterally. On August 20, 1998, the Supreme Court rendered judgment, ruling that the government of Québec cannot, under either the Constitution of Canada or international law, legally effect the unilateral secession of Québec from Canada. The Supreme Court also stated that, if a clear majority of Québecers were to clearly and unambiguously express their will to secede, all governments in Canada would then have a constitutional obligation to enter into negotiations to address the potential act of secession as well as its possible terms should, in fact, secession proceed.

On June 29, 2000, the Government of Canada enacted a law to give effect to the requirement for clarity set out in the opinion of the Supreme Court. That law requires the House of Commons to assess, prior to any future referendum on the secession of a province, whether the referendum question made clear that the province would cease to be part of Canada and become an independent country. The law further requires that, after the vote itself, the House of Commons also assess whether there appeared to be a clear majority in support of the question. Only if both these conditions were met would the Government of Canada be authorized to enter into negotiations which might lead to the constitutional amendments required to effect secession.

In September 1997, the Premiers of the nine provinces other than Québec met in Calgary to launch public consultations on a set of declaratory principles, including a recognition of the unique character of Québec society within Canada, which seek to frame the fundamental values underlying the Canadian federation. Over the winter and spring of 1998, the legislatures of all nine provinces participating in the Calgary process passed resolutions of support for the principles set out in the Calgary declaration.

On November 30, 1998, the Parti Québecois government was re-elected with a majority of seats (75 out of 125) in Québec’s National Assembly, though with a vote count of 42% of the votes cast, slightly below that received by the main opposition party, the federalist Liberal Party of Québec, which won 48 seats. A third party, the Action Démocratique du Québec, which advocates a moratorium on further referenda on secession, took 12% of the votes cast and won 1 seat.

THE CANADIAN ECONOMY*

General

The following chart shows the distribution of real gross domestic product (“GDP”) at basic prices (1997 constant dollars) in 2001, which is indicative of the structure of the economy.

DISTRIBUTION OF REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES(1)

Percentage Distribution in 2001(2)

Source: Statistics Canada, Gross Domestic Product by Industry.

(1)  GDP is a measure of production originating within the geographic boundaries of Canada, regardless of whether factors of production are Canadian or non-resident owned, whereas gross national product (“GNP”) measures the value of Canada’s total production of goods and services — that is, the earnings of all Canadian owned factors of production. Quantitatively, GDP is obtained from GNP by adding investment income paid to non-residents and deducting investment income received from non-residents. GDP at basic prices represents the value added by each of the factors of production and is equivalent to GDP at market prices less indirect taxes (net), plus other production taxes (net). Moreover, these differences in GDP measures explain any perceived discrepancies in GDP growth rates in this document.

(2) May not add to 100.0% due to rounding.

(3) The agriculture, forestry, fishing, hunting, mining and oil and gas extraction sectors include a service component.

The volume of industry and sector output in the following discussion provides “constant dollar” measures of the contribution of each industry to GDP at basic prices. The share of service-producing industries in real GDP was 68.7% in 2001 while the remaining 31.3% was attributed to goods-producing industries.

*	Annual figures and year-over-year changes are based upon data that are not seasonally adjusted, except where otherwise indicated. Quarterly and semi-annual figures or changes are based upon seasonally adjusted data, except where otherwise indicated.

The following table shows the composition of Canada’s real GDP at basic prices (1997 constant dollars) by sector in 1987 and over the 1997-2001 period.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY

	For the years ended December 31,

	2001	2000	1999	1998	1997	1987(2)	2001	1997	1987(2)

	(millions of 1997 dollars)						(percentage distribution)
Agriculture	$14,617	$15,975	$16,437	$15,230	$14,016	$12,090	1.5%	1.7%	1.8%
Forestry, fishing and hunting	6,593	6,905	6,675	6,466	6,411	8,149	0.7	0.8	1.2
Mining and oil and gas extraction	37,062	36,461	33,901	34,461	33,935	25,971	3.9	4.2	3.9
Manufacturing	160,935	168,825	160,150	149,390	142,282	112,727	17.0	17.4	17.1
Construction	50,346	48,498	46,529	44,348	42,995	44,241	5.3	5.3	6.7
Utilities	27,288	27,960	26,705	26,140	26,685	23,010	2.9	3.3	3.5
Transportation and warehousing	44,531	45,265	43,306	41,036	40,337	31,112	4.7	4.9	4.7
Wholesale and retail trade	107,243	104,256	98,508	92,644	85,946	69,290	11.3	10.5	10.5
Finance, insurance, real estate and leasing	186,989	180,834	174,227	166,070	161,097	116,387	19.7	19.7	17.7
Public administration and defence	53,826	52,057	51,082	50,249	49,482	44,137	5.7	6.1	6.7
Community, business and personal services	258,678	248,390	236,044	222,929	213,622	172,959	27.3	26.2	26.3

TOTAL (1)	$948,108	$935,426	$893,564	$848,963	$816,808	$658,425	100.0%	100.0%	100.0%

Source: Statistics Canada, Input Output Division.

(1) May not add to total due to rounding.

(2) Data does not add to total due to rebasing.

The share of service-producing industries in real GDP at basic prices increased from 65.7% in 1987 to 68.7% in 2001. The fastest growing groups in this sector have been wholesale and retail trade and finance, insurance, real estate and leasing which both grew at average annual rates of 3.3% and 3.5%, between 1987 and 2001, compared to an average annual growth rate of 2.7% for total real GDP (1997 constant dollars). The goods-producing sector constituted 31.3% of real GDP at basic prices in 2001, down from 34.2% in 1987. The decline was most evident in construction with its share declining from 6.7% to 5.3%, and in utilities, where the share fell from 3.5% to 2.9%.

Real GDP growth was 3.9% in 1998, 5.2% in 1999 and 4.6% in 2000, while manufacturing output growth exceeded total output growth over this period, increasing by 4.9% in 1998, 7.2% in 1999 and by 4.7% in 2000. Total year-over-year GDP growth slowed in 2001, increasing by 1.4%, but has rebounded in 2002 to date, increasing by 1.9%, 2.5% and 3.6% in the first, second and third quarter respectively. On a year-over-year basis, manufacturing output contracted by 4.6% in 2001, and by 1.3% in the first quarter of 2002, before rising by 1.2% and 5.0% in the second and third quarter respectively.

The construction sector was the second largest goods-producing sector in Canada in 2001. Construction activity rose by 3.3% in 1998, 4.7% in 1999, 4.2% in 2000 and 3.9% in 2001. Construction output grew 4.4% year-over-year in the first quarter of 2002, 4.7% in the second quarter and 5.5% in the third quarter.

Output from mining and oil and gas extractions increased at a rate of 1.5% in 1998. Output fell by 0.7% in 1999, rebounded by 7.8% in 2000 and moderated to 1.7% in 2001. In 2002, year-over-year growth fell by 1.1% in the first quarter, 2.9% in the second quarter and 0.6% in the third quarter.

Although the share of agricultural output in total real GDP in 2001 was 1.5%, agriculture is an important part of Canada’s economy and a significant contributor to foreign exchange earnings. Wheat is Canada’s principal agricultural crop and one of its largest export products by value. The wheat crop was 24.3 million tonnes in the 1997-98 crop year, 24.1 million tonnes in the 1998-1999 crop year, 26.9 million tonnes in the 1999-2000 crop year and 26.5 million tonnes in the 2000-2001 crop year. Total wheat production fell to 20.6 million tonnes in the 2001-2002 crop year. Statistics Canada estimates that the 2002-2003 crop year will be one of the worst growing seasons in recent history in Western Canada with wheat production estimated at only 15.5 million tonnes due to exceptionally dry conditions.

*	Unless otherwise specified, all growth rates are calculated using real GDP at basic prices, 1997 chained dollars. All percentage changes are compounded at annual rates. For percentage changes over more than one year the method of computation utilizes observations for the first and final years indicated. For percentage changes over less than one year the method of calculation utilizes observations for the period stated and the previous period of the same length.

Gross Domestic Income and Expenditure

Real GDP continued to trend upward from 1997 to 2000, growing by 4.2% in 1997, 4.1% in 1998, 5.4% in 1999, and 4.5% in 2000, while nominal GDP grew by 5.5% in 1997, 3.7% in 1998, 7.2% in 1999 and 8.6% in 2000. Real and nominal GDP growth tapered off in 2001 increasing by 1.5% and 2.6% respectively. In the first three quarters of 2002, real GDP rebounded by 2.1%, 3.1% and 4.0% respectively (year-over-year); nominal GDP growth was 0.5%, 3.4% and 6.1% respectively.

GROSS DOMESTIC INCOME AND EXPENDITURE

	First 3 quarters (10)		For the years ending December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in millions of dollars)
INCOME
Labor income (1)	$590,485	$567,163	$568,864	$545,110	$502,726	$475,335	$453,073
Corporate profits (2)	121,197	123,876	118,227	129,821	108,745	86,132	87,932
Non-farm unincorporated business income	71,745	66,104	66,551	63,962	61,351	57,936	54,663
Farm income	1,977	2,976	2,972	1,758	1,935	1,724	1,663
Other net domestic income (3)	58,155	65,171	63,386	62,334	53,887	53,461	54,911

Net domestic income	896,588	877,841	872,577	854,701	779,285	723,487	700,063
Indirect taxes, capital consumption
allowances and residual error	235,445	217,973	219,669	210,294	201,239	191,486	182,670

GROSS DOMESTIC INCOME	$1,132,033	$1,095,814	$1,092,246	$1,064,995	$980,524	$914,973	$882,733

EXPENDITURE
Consumer expenditure	$645,739	$618,723	$620,777	$594,089	$560,954	$531,169	$510,695
Government expenditure
(goods & services):
Federal (4)	45,864	42,599	43,168	41,599	38,160	35,250	34,011
Provincial-municipal (5)	196,149	186,615	187,898	178,217	169,741	164,086	157,854

Total government (6)	242,013	229,213	231,066	219,816	207,901	199,336	191,865
of which current	212,763	203,111	204,492	196,004	185,317	179,317	171,756
of which capital (7)	29,251	26,103	26,574	23,812	22,584	20,019	20,109

Residential construction	61,508	51,080	52,154	48,566	45,917	42,497	43,519
Business fixed investment:
Non-residential construction	51,044	52,427	52,268	50,890	46,816	45,177	43,872
Machinery and equipment	84,405	87,277	85,504	86,693	79,977	74,116	67,346

Total	135,449	139,704	137,772	137,583	126,793	119,293	111,218
Inventory accumulation:
Business non-farm	2,151	-1,996	-4,740	8,189	4,932	5,409	9,174
Farm	-1,311	-1,275	-1,300	-161	55	-676	-1,000

Total	840	-3,271	-6,040	8,028	4,987	4,733	8,174
Exports (goods & services) (8)	467,080	482,611	473,000	484,331	421,796	379,203	348,604
Imports (goods & services) (9)	-419,417	-422,591	-416,498	-428,934	-388,157	-360,871	-331,271
Residual error of estimate	-1,179	345	15	1,516	333	-387	-71

GROSS DOMESTIC EXPENDITURE	$1,132,033	$1,095,815	$1,092,246	$1,064,995	$980,524	$914,973	$882,733

GROSS DOMESTIC EXPENDITURE IN 1997 CHAIN-FISHER DOLLARS (11)	$1,057,402	$1,025,802	$1,027,523	$1,012,335	$968,451	$918,910	$882,733

Source: Statistics Canada, National Income and Expenditure Accounts.

(1) Includes military pay and allowances.

(2)  Includes net interest and dividends paid to non-residents.

(3)  Includes interest, miscellaneous investment income and government business enterprise profits before taxes.

(4) Net spending (outlays minus sales) including gross capital formation and Canada Pension Plan.

(5) Net spending (outlays minus sales) including gross capital formation and Québec Pension Plan.

(6) Includes government inventories.

(7)  Includes inventory accumulations at all levels of government.

(8)   Excludes investment income received from non-residents.

(9) Excludes investment income paid to non-residents.

(10) Seasonally adjusted, annual rates.

(11)	A new formula (Chain-Fisher) is now used to estimate the level of real GDP. This new formula replaces the previous Laspeyres formula.

Economic Developments*

Nominal GDP at market prices was about $1.1 trillion in 2001. Real output growth experienced gains of 4.2% in 1997, 4.1% in 1998, 5.4% in 1999 and 4.5% in 2000, before slowing to 1.5% in 2001. Year-over-year real GDP growth rebounded in 2002 to date, registering 2.1% in the first quarter, 3.1% in the second quarter and 4.0% in the third quarter.

Real consumer spending rose by 4.6% in 1997, 2.8% in 1998, 3.9% in 1999, 3.7% in 2000 and 2.6% in 2001. Year-over-year growth in consumer spending remained robust at 2.1% in the first quarter, 2.7% in the second quarter and 2.9% in the third quarter of 2002. The personal savings rate declined steadily between 1991 and 1997, after reaching a peak of 13.8% in 1991. In 2001, the personal savings rate was 4.6%, increasing to 5.3% in the first quarter of 2002 and 4.7% in both the second and third quarter of 2002.

Real non-residential business investment grew at its highest rate on record in 1997, rising 22.6% before slowing to 5.3% in 1998. Year-over-year growth in non-residential business investment was 7.8% in 1999, 8.2% in 2000 and fell by 1.1% in 2001. The strength in non-residential business investment over this period was largely due to strong increases in machinery and equipment investment. Year-over-year growth decreased by 5.2% in the first quarter of 2002, fell by 3.4% in the second quarter and 4.9% in the third quarter.

Housing starts have generally increased in recent years. However, the recent levels have tended to be below those reached in the 1980s. Housing starts rose to 148 thousand units in 1997, before dropping to 138 thousand units in 1998. Housing starts rebounded in 1999, registering 149 thousand units, and continued rising to 153 thousand units and 163 thousand units in 2000 and 2001 respectively. In the first three quarters of 2002, the level of housing starts expanded strongly to 204 thousand, 196 thousand and 206 units respectively.

Government spending on current goods and services contracted between 1994 and 1997 by an average of 0.9% annually. Growth was 3.2% in 1998, 1.9% in 1999, 2.3% in 2000 and 3.3% in 2001. Year-over-year growth in government spending on goods and services for 2002 was 2.5% in the first quarter, 2.0% in the second quarter and 2.2% in the third quarter.

In current dollar terms, the trade balance was $16.8 billion in 1997 and $17.4 billion in 1998 before rising rapidly to $33.1 billion in 1999, $54.7 billion in 2000 and 55.6 billion in 2001. For 2002 the surplus at annual rates on the foreign trade balance was $48.4 billion in the first quarter, $45.0 billion in the second quarter and $47.4 billion in the third quarter. (See also “Balance of Payments”.)

*	In this section all figures are reported in real terms unless otherwise noted.

Prices and Costs

The year-over-year increase in the GDP implicit price deflator declined from 1.2% in 1997, to -0.5% in 1998, rebounding to 1.7% in 1999, 3.9% in 2000 and 1.0% in 2001. Year-over-year growth in the implicit price deflator fell by 1.6% for the first quarter of 2002, rose to 0.2% in the second quarter and increased further to 2.0% in the third quarter.

The year-over-year increase in the consumer price index (“CPI”) has been moderate since 1996, with increases of 1.6% in 1997, 0.9% in 1998 and 1.7% in 1999. After remaining below 2.0% during most of the 1990’s, the year-over-year increase in the CPI registered 2.7% in 2000 and 2.6% in 2001. The increase in 2000 is largely attributable to a surge in energy prices, while the increase observed in 2001 was more broadly-based. CPI inflation was lower in the first two quarters of 2002, at 1.5% and 1.3%, respectively, and edged up to 2.3% in the third quarter.

PRICE DEVELOPMENTS

	G.D.P.	Consumer Price Index
	Implicit							Industrial
	Chain			Total		Total Excluding		Product
For the years	Price Index			Excluding		Food &	Shelter	Price
ended December 31,	(1)	Total	Food	Food	Energy	Energy	Services	Index

	(annual percentage changes)
1997	1.2	1.6	1.6	1.6	2.4	1.6	-0.2	0.7
1998	-0.5	0.9	1.6	0.9	-4.0	1.3	0.5	0.4
1999	1.7	1.7	1.3	1.7	5.7	1.5	1.1	1.8
2000	3.9	2.7	1.4	3.1	16.2	1.5	2.1	4.3
2001	1.0	2.6	4.5	2.1	3.3	2.0	2.5	1.0
2001 Q4	-1.2	1.1	3,9	0.5	-8.9	1.7	2.1	-1.9
2002 Q1	-1.6	1.5	4.1	1.0	-5.4	1.9	1.7	-1.1
2002 Q2	0.2	1.3	2.6	1.1	-8.7	2.4	1.8	-1.5
2002 Q3	2.0	2.3	2.0	2.4	-1.6	3.0	1.8	0.3

Source: Statistics Canada, National Income and Expenditure Accounts; Consumer Prices and Price Indexes; Industry Price Indexes.
(1) This implicit price index is based on seasonally adjusted data.

The average annual increase in new collective agreements (without cost of living clauses) involving 500 or more employees for all industries was 3.1% in 2001. Average wage gains (over the life of the contract) have increased steadily since 1996. The average settlement was 1.5% in 1997, 1.7% in 1998, 2.2% in 1999 and 2.5% in 2000 and 3.1% in 2001. Year-over-year, wage gains were 2.9% in the first quarter of 2002, 2.6% in the second quarter and 2.8% in the third quarter.

Labor Market

The following table shows labor market characteristics for the periods indicated.

LABOR MARKET CHARACTERISTICS(1)

(thousands of persons)

	Canada			Atlantic Provinces			Québec

For the years	Labor	Employ-	Unemploy-	Labor	Employ-	Unemploy-	Labor	Employ-	Unemploy-
ended December 31,	Force	ment	ment Rate	Force	ment	ment Rate	Force	ment	ment Rate

1997	15,153	13,774	9.1	1,096	944	13.9	3,606	3,195	11.4
1998	15,418	14,140	8.3	1,115	971	12.9	3,660	3,282	10.3
1999	15,721	14,531	7.6	1,136	1,003	11.7	3,702	3,357	9.3
2000	15,999	14,910	6.8	1,152	1,023	11.2	3,753	3,438	8.4
2001	16,246	15,077	7.2	1,172	1,035	11.7	3,807	3,475	8.7
2001 Q4	16,347	15,094	7.7	1,183	1,044	11.7	3,844	3,493	9.1
2002 Q1	16,490	15,199	7.8	1,190	1,047	12.1	3,884	3,530	9.1
2002 Q2	16,605	15,339	7.6	1,193	1,059	11.2	3,930	3,602	8.3
2002 Q3	16,743	15,470	7.6	1,193	1,056	11.5	3,934	3,599	8.5

	Ontario			Prairie Provinces			British Columbia

For the years	Labor	Employ-	Unemploy-	Labor	Employ-	Unemploy-	Labor	Employ-	Unemploy-
ended December 31,	Force	ment	ment Rate	Force	ment	ment Rate	Force	ment	ment Rate

1997	5,801	5,313	8.4	2,609	2,454	6.0	2,040	1,869	8.4
1998	5,914	5,490	7.2	2,677	2,527	5.6	2,051	1,870	8.8
1999	6,071	5,688	6.3	2,734	2,576	5.8	2,079	1,906	8.3
2000	6,228	5,872	5.7	2,766	2,628	5.0	2,100	1,949	7.2
2001	6,364	5,963	6.3	2,799	2,662	4.9	2,104	1,942	7.7
2001 Q4	6,399	5,965	6.8	2,814	2,674	5.0	2,107	1,918	9.0
2002 Q1	6,454	5,996	7.1	2,837	2,691	5.2	2,125	1,936	8.9
2002 Q2	6,479	6,025	7.0	2,857	2,699	5.5	2,147	1,954	9.0
2002 Q3	6,558	6,083	7.2	2,888	2,736	5.3	2,171	1,996	8.1

Source: Statistics Canada, The Labour Force.
(1) Unemployment levels are calculated using the difference between Labour Force and Employment for the quarters.

On a year-over-year basis, employment has increased steadily since 1993, although more so since 1997. The labor force has also grown steadily since 1993 (on a year-over-year basis). Employment rose by 0.8% in 1996, while the labor force increased by 1.0% over the same period. Employment then averaged more than two percent growth, growing by 2.3%, 2.7%, 2.8% and 2.6% respectively in 1997 to 2000, before slowing to 1.1% in 2001. Growth in the labor force was not as strong, registering growth of 1.7%, 1.8%, 2.0%, 1.8%, 1.5% in 1997 through 2001 respectively. Year-over-year employment growth in 2002 to date was 1.0% in the first quarter, 1.7% in the second quarter and 2.6% in the third quarter. Growth in the labor force was 1.9%, 2.3% and 3.1% respectively over the same period.

After its most recent peak of 11.4% in 1993, the unemployment rate has generally trended downward through 2000. The unemployment rate bottomed out at 6.8% in 2000 and rose to 7.2% in 2001. The unemployment rate reached a peak of 7.8% in the first quarter of 2002, fell to 7.6% in the second quarter and remained at this level in the third quarter.

EXTERNAL TRADE

Canada has been successful in implementing its trade goals of freer and more open markets based on internationally-agreed rules and practices at multilateral, regional and bilateral levels.

At the multilateral level, Canada continues to be an active member of the World Trade Organization (“WTO”) and is fully participating in multilateral trade negotiations launched in Doha, Qatar in November 2001. Since the conclusion of the last round of multilateral trade negotiations in 1995, Canada has taken a number of actions to liberalize its trade regimes. Canada has reduced tariffs on a wide range of products and also expanded product coverage for duty-free access for products of least-developed countries. The WTO has served as a forum for trade negotiations, including the accession of new members, the pursuit of sectoral liberalization (such as the post-Uruguay Round WTO Ministerial Declaration on Trade in Information Technology Products — Information Technology Agreement and the Fifth Protocol to the General Agreement on Trade in Services — Financial Services Agreement), and the current Doha mandated negotiations, including non-agricultural market access negotiations. Also, Canada continues to participate fully in the ongoing agriculture and services negotiations.

At the regional level, Canada is a member of the North American Free Trade Agreement (“NAFTA”) with both the United States and Mexico, and has been active in reducing with a view to eliminating tariffs and non-tariff barriers, as well as creating disciplines on the regulation of investment, services, intellectual property, competition and the temporary entry of business persons. All originating goods between Canada and the US trade are duty free and virtually all tariffs on trade in originating goods between Canada and Mexico are to be eliminated by January 1, 2003. Canada is also one of the 34 democratic countries in the hemisphere currently engaged in negotiating the Free Trade Area of the Americas Agreement. The negotiations, launched in April 1998, hold the potential to create the world’s largest free trade area, with 800 million people and a combined gross domestic product of nearly $17 trillion. Canada is also an active participant in the broader hemispheric Summit of the Americas initiative that addresses social development, including the promotion of democracy, sustainable development, protection of the environment, human rights and poverty reduction.

At the bilateral level, since 1997, Canada has had a free trade agreement with Israel covering trade in goods. On originating goods between Canada and Chile, tariffs continue to be eliminated under the 1997 Canada-Chile Free Trade Agreement such that virtually all tariffs will be eliminated by 2003. Canada signed a free trade agreement with Costa Rica in April 2001 which was implemented in November 2002, and is engaged in free trade negotiations with the Central American Four (Honduras, Nicaragua, Guatemala and El Salvador) and with Singapore. Canada is also engaged in trade negotiations with the European Free Trade Association (“EFTA”) countries (Switzerland, Norway, Iceland and Liechtenstein). As well, Canada is exploring the possibility of free trade negotiations with the Dominican Republic and five Andean nations (Columbia, Bolivia, Ecuador, Venezuela and Peru).

Merchandise Trade

The following table sets forth the composition of Canadian trade for the periods indicated.

THE COMPOSITION OF CANADIAN MERCHANDISE TRADE

(Balance of Payments Basis)

	First 3 quarters (2)		For the years ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in millions)
Value of Exports
Wheat	$2,459	$2,703	$3,807	$3,609	$3,356	$3,642	5,052
Other agricultural products	18,720	18,084	24,310	21,303	19,484	18,148	17,234
Crude petroleum	12,992	12,276	15,370	19,166	11,017	7,830	10,366
Natural gas	13,389	22,199	25,595	20,537	10,951	8,967	8,626
Ores and metals	21,051	19,334	25,763	26,471	23,434	25,308	26,062
Lumber	8,198	8,670	11,392	12,045	13,154	11,529	12,876
Pulp and paper	9,539	11,417	14,645	16,504	13,440	12,898	13,254
Other materials	51,363	54,686	70,850	70,435	59,713	55,140	50,220
Motor vehicles	52,108	49,713	65,862	69,676	70,459	55,859	50,127
Motor vehicle parts	21,998	20,153	26,999	28,436	26,833	22,603	19,343
Machinery	14,665	14,388	19,231	18,790	17,059	17,491	15,371
Other end products	69,285	73,384	96,474	103,907	84,553	75,778	64,289
Special transactions	10,857	10,915	14,339	14,708	13,718	11,969	10,558

TOTAL EXPORTS (1)	$306,624	$317,922	$414,638	$425,587	$367,171	$327,162	$303,378

Value of Imports
Edible products	$15,351	$14,193	$19,072	$17,390	$16,552	$16,093	$14,547
Crude petroleum	8,366	10,478	12,815	13,437	7,160	5,227	7,189
Other crude materials	6,481	6,129	8,125	8,041	7,156	7,249	6,982
Fabricated materials	51,800	52,966	69,444	71,091	62,412	60,113	54,508
Motor vehicles	27,331	23,517	31,810	32,475	30,242	27,283	26,287
Motor vehicle parts	33,304	30,783	40,735	44,956	45,692	39,506	34,539
Machinery and equipment	78,961	86,653	112,422	122,787	108,248	101,124	91,339
Other end products	34,423	32,141	42,927	40,109	36,999	34,576	29,766
Special transactions	9,232	10,005	13,274	13,147	12,501	12,226	12,569

TOTAL IMPORTS (1)	$265,248	$266,864	$350,623	$363,432	$326,961	$303,399	$277,727

Source: Statistics Canada, Canadian International Merchandise Trade.
(1) May not add to total due to rounding.
(2) Seasonally adjusted.

Canada is one of the leading trading nations of the world. Canada’s exports have always reflected the country’s high endowment in natural resources. However, Canada has been diversifying its exports over time, relying less on commodities and more on finished goods. The value of commodity exports as a share of total exports dropped from 69% in 1980 to 45.0% in the first three quarters of 2002. Over this period the increase in exports of finished goods was led by automotive and miscellaneous end products. Canada’s imports consist mostly of manufactured goods; the two main components are machinery and equipment and automotive products.

Canada and the United States are each other’s largest trading partners, reflecting the physical proximity of the two countries and their close economic and financial relationship. In 2001, trade with the United States accounted for 84.6% of the value of Canada’s merchandise exports and 72.7% of the value of Canada’s merchandise imports. According to the United States Department of Commerce, trade with Canada accounted for 22.7% of the United States’ exports and 19.1% of its imports in 2001.

GEOGRAPHICAL DISTRIBUTION OF CANADIAN MERCHANDISE TRADE
(Balance of Payments Basis)

	First 3 quarters		For the years ending December 31,

	2002	2001	2001	2000	1999	1998	1997

Exports (1)
United States	84.9%	84.8%	84.6%	84.5%	84.2%	82.3%	79.9%
Japan	2.3	2.3	2.3	2.5	2.7	3.0	3.9
United Kingdom	1.5	1.6	1.6	1.6	1.6	1.6	1.5
European Union (2)	3.7	3.8	3.8	3.8	3.8	4.3	4.4
Other	7.6	7.5	7.7	7.6	7.7	8.8	10.2

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (1)
United States	71.9%	72.8%	72.7%	73.7%	76.3%	77.1%	76.1%
Japan	3.3	3.0	3.0	3.2	3.2	3.2	3.1
United Kingdom	2.9	3.4	3.4	3.4	2.4	2.0	2.2
European Union (2)	7.2	6.5	6.6	5.8	6.4	6.3	6.5
Other	14.8	14.4	14.2	13.9	11.8	11.4	12.0

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Statistics Canada, Canadian International Merchandise Trade.

(1)	May not add to total due to rounding.
(2)	Excludes the United Kingdom. Includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and Sweden.

The following table presents volume and price indices of Canada’s merchandise trade for the periods indicated.

MERCHANDISE TRADE INDICES

(Balance of Payments Basis)

	First 3 quarters		For the years ending December 31,

	2002	2001	2001	2000	1999	1998	1997

	(1997 = 100)
Indices of physical volume
Exports	127.0	126.2	125.6	130.9	120.6	108.5	100.0
Imports	118.9	119.6	117.9	125.4	115.1	106.1	100.0
Indices of prices
Exports	106.1	110.6	108.8	107.1	100.3	99.4	100.0
Imports	107.1	107.2	107.1	104.4	102.3	103.0	100.0
Terms of trade (1)	99.1	103.2	101.6	102.6	98.0	96.5	100.0

Source: Statistics Canada, National Income and Expenditure Accounts.
(1) Index of price of exports divided by index of price of imports multiplied by 100.

BALANCE OF PAYMENTS

The following table presents the balance of international payments for the periods indicated.

BALANCE OF INTERNATIONAL PAYMENTS

	First 3 quarters (1)		For the years ending December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in millions of dollars)
CURRENT ACCOUNT
RECEIPTS
Goods and services	$349,137	$360,657	$471,250	$482,731	$420,210	$377,385	$347,133
Goods	306,624	317,924	414,638	425,587	367,171	327,162	303,378
Services	42,513	42,733	56,612	57,144	53,039	50,223	43,755
Investment income	21,657	27,848	34,990	39,815	32,913	32,338	33,252
Current transfers	4,968	5,167	7,024	6,097	5,644	5,054	5,029
Current account receipts	375,762	393,672	513,264	528,643	458,767	414,777	385,415
PAYMENTS
Goods and services	313,921	316,284	415,617	427,997	387,152	359,948	330,346
Goods	265,248	266,864	350,623	363,432	326,961	303,399	277,727
Services	48,673	49,420	64,994	64,565	60,191	56,549	52,619
Investment income	42,893	47,998	62,524	68,241	64,983	61,965	62,133
Current transfers	3,797	3,770	5,074	4,624	4,636	4,228	4,333
Current account payments	360,611	368,050	483,216	500,862	456,771	426,140	396,812
BALANCE
Goods and services	35,217	44,374	55,633	54,735	33,058	17,438	16,788
Goods	41,377	51,060	64,016	62,155	40,210	23,763	25,652
Services	-6,160	-6,686	-8,382	-7,421	-7,152	-6,325	-8,864
Investment income	-21,237	-20,150	-27,534	-28,427	-32,070	-29,627	-28,882
Current transfers	1,171	1,398	1,949	1,473	1,008	826	697
Current account balance	15,151	25,622	30,049	27,781	1,996	-11,363	-11,397
CAPITAL AND FINANCIAL ACCOUNT
CAPITAL ACCOUNT	4,112	4,661	5,678	5,270	5,049	4,934	7,508
FINANCIAL ACCOUNT	-8,800	-19,864	-26,596	-26,788	-18,241	-405	8,256
CANADIAN ASSETS, NET FLOWS
Canadian direct investment abroad	-28,486	-47,270	-54,924	-70,545	-23,182	-50,957	-31,937
Portfolio investment	-19,766	-32,674	-37,718	-62,274	-23,067	-22,497	-11,849
Foreign bonds	-6,251	-2,195	-1,882	-3,958	-2,477	-7,064	-6,642
Foreign stocks	-13,514	-30,479	-35,836	-58,316	-20,590	-15,433	-5,207
Other investment	-2,449	6,917	-17,743	-9,610	5,540	6,292	-18,760
Loans	-1,217	-1,201	-7,873	-5,125	2,680	12,637	-18,923
Deposits	3,671	12,585	-1,365	3,977	10,594	-6,225	-2,898
Official international reserves	-261	-2,225	-3,353	-5,480	-8,818	-7,452	3,389
Other assets	-4,642	-2,240	-5,152	-2,981	1,084	7,332	-328

Total Canadian assets, net flows	-50,702	-73,027	-110,385	-142,429	-40,710	-67,161	-62,546
CANADIAN LIABILITIES, NET FLOWS
Foreign direct investment in Canada	26,062	30,755	42,527	98,940	36,306	33,828	15,958
Portfolio investment	5,357	9,660	30,868	14,025	3,255	24,779	16,181
Canadian bonds	9,282	15,116	33,609	-22,655	2,310	10,337	6,166
Canadian stocks	-3,783	3,718	4,608	34,973	14,063	14,311	7,645
Canadian money market	-142	-9,175	-7,349	1,707	-13,118	130	2,369
Other investment	10,484	12,748	10,394	2,677	-17,092	8,149	38,664
Loans	407	154	-7,730	2,781	6,470	3,181	1,873
Deposits	13,828	16,171	23,469	-1,069	-23,995	3,375	34,106
Other liabilities	-3,751	-3,577	-5,345	965	433	1,593	2,685

Total Canadian liabilities, net flows	41,903	53,162	83,789	115,641	22,468	66,757	70,803

Total capital and financial account, net flow	-4,689	-15,204	-20,918	-21,518	-13,192	4,530	15,764
Statistical discrepancy	-9,823	-10,695	-9,130	-6,264	11,196	6,833	-4,367

Source: Statistics Canada, Canada’s Balance of International Payments.
(1) Year-to-date. Current account data are seasonally adjusted. Capital account data are not seasonally adjusted.

Canada’s current account balance improved from a deficit of $11.4 billion in 1997 to a surplus of $30.0 billion in 2001. The current account maintained an average surplus of $20.2 billion (seasonally adjusted, annualized level) in the first three quarters of 2002. Over the period since 1997, the three main components of the current account have evolved as follows:

(1) The merchandise trade surplus increased from $25.7 billion in 1997 to $64.0 billion in 2001. In the first three quarters of 2002, the merchandise trade surplus averaged $55.2 billion (annualized level).
(2) The service account deficit improved from $8.9 billion in 1997 to $8.4 billion in 2001. The services deficit averaged $8.2 billion (annualized level) in the first three quarters of 2002.
(3) The deficit on net investment income payments narrowed from $28.9 billion in 1997 to $27.5 billion in 2001. The investment income deficit averaged at $28.3 billion in the first three quarters of 2002 (annualized level).

Low inflation, a depreciation of the Canadian dollar and good economic growth in the United States contributed to the increase in the merchandise trade surplus through 2001. The recent economic slowdown in the United States has hindered further increases in the first three quarters of 2002.

In 1997 and 1998, the net inflow in the capital and financial account stood at $15.8 billion and $4.5 billion respectively. Following that, Canada registered net outflows of $13.2 billion, $21.5 billion and $20.9 billion in 1999, 2000 and 2001. The net inflow in the first three quarters of 2002 averaged $6.3 billion (annualized level).

Various Canadian financial instruments were acquired by non-residents during the 1990s and early 2000s. Non-resident net purchases of Canadian bonds, stocks, and money market instruments amounted to $16.2 billion and $24.8 billion in 1997 and 1998. After dipping to $3.3 billion in 1999, purchases of Canadian financial instruments increased again to $14.0 billion in 2000 and $30.9 billion in 2001. The first three quarters of 2002 saw net purchases of Canadian bonds, stocks and money market instruments average $7.1 billion (annualized level).

Foreign direct investment in Canada rose from $16.0 billion in 1997 to $98.9 billion in 2000 before sliding to $42.5 billion in 2001. Foreign direct investment in the first three quarters of 2002 averaged at $34.7 billion (annualized level).

FOREIGN EXCHANGE AND INTERNATIONAL RESERVES

Since May 31, 1970 the Canadian dollar has been allowed to float so that the rate of exchange is determined by conditions of supply and demand in the market. During this period, the Canadian dollar has floated between a high of 104.43 U.S. cents that occurred in April 1974 and a low of 61.79 U.S. cents in January 2002. The dollar closed 2001 at 62.78 U.S. cents. In 2002 through November 30, trading has been in a range of 61.79 to 66.54 U.S. cents; the dollar closed at 63.90 U.S. cents on November 30, 2002.

EXCHANGE RATE FOR THE CANADIAN DOLLAR

		For the years ended December 31,
	2002 through
	November 30	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

	(in U.S. cents)
High	66.54	67.11	69.84	69.35	71.23	74.93	75.26	75.33	76.42	80.65	87.71
Low	61.79	62.30	63.97	64.62	63.11	69.45	72.12	70.09	70.97	74.16	77.29

Source: Bank of Canada.

Canada does not have foreign exchange controls. Foreign exchange operations conducted by the Bank of Canada on behalf of the Minister of Finance are directed toward the maintenance of orderly conditions in the foreign exchange market in Canada through the purchase or sale of United States dollars for Canadian dollars. The following table shows Canada’s official international reserves on the dates indicated.

CANADA’S OFFICIAL INTERNATIONAL RESERVES

		At December 31,
	At November 30,
	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

	(in millions of U.S. dollars)
Total	36,501	34,248	32,424	28,646	23,427	17,969	20,578	15,227	12,475	12,776	11,909

Source: Department of Finance.

Canada’s official reserves at November 30, 2002 consisted of United States dollars in the amount of U.S.$18,419 million, U.S.$218 million in gold (valued at U.S.$319.05 per fine ounce), U.S.$3,265 million in the form of the reserve position in the International Monetary Fund (“IMF”), U.S.$697 million in Special Drawing Rights (“SDRs”) and U.S.$13,902 million in other convertible currencies.

Beginning in 1978 transactions relating to foreign currency debt undertaken for reserve management purposes have had an important effect on the level of official reserves. The Government maintains a U.S.$6,000 million standby credit facility with a group of foreign banks. Since August 31, 1986 no drawings have been outstanding on the standby credit facility. The ”Canada Bills” program was launched in October 1986. Under this program U.S. dollar-denominated short-term notes are issued in the United States money market. There were U.S.$1,856 million of Canada Bills outstanding on September 30, 2002. The “Canada Notes” program was launched in March 1996. Canada Notes are interest-bearing marketable notes that mature not less than nine months from their date of issue. As of September 30, 2002, there was a total of U.S.$859 million equivalent of Canada Notes outstanding. A Euro Medium Term Note program was launched in March 1997. As of September 30, 2002, there was a total of U.S.$2,062 million equivalent of Euro Medium Term Notes outstanding. As of September 30, 2002, there was a total of U.S.$11,567 million equivalent of other marketable bonds, comprised of 8 global bond issues and 5 Petro Canada bond issues assumed by the Government of Canada on February 5, 2001, on the dissolution of Petro Canada Limited.

GOVERNMENT FINANCES

Introduction

The financial structure of the Government of Canada rests on a constitutional and statutory framework dating back to the British North America Act, 1867. That Act, which has been renamed the Constitution Act, 1867, gave constitutional foundation to the principles of financing that are basic to responsible government, while other necessary financial administrative machinery and procedures were established by subsequent legislation, most notably the Financial Administration Act. The proclamation in 1982 of the Constitution Act, 1982 terminated British legislative jurisdiction over Canada’s Constitution in accordance with an amending formula that permits amendment of the Constitution without resorting to the Parliament of the United Kingdom.

Within the confines of the Constitution, the authority of Parliament is supreme. Ultimate control of the public purse and the financial structure of the Government rests with Parliament. This is reflected in the fundamental principles that no tax shall be imposed and no money shall be spent without the authority of Parliament, and that expenditures shall be made only for the purposes authorized by Parliament.

Public money received by the Government is deposited in the Consolidated Revenue Fund of Canada. Withdrawals of public money out of the Consolidated Revenue Fund may not be made without the authority of Parliament.

The Government has two major sources of money: tax and non-tax revenues and borrowing. The main sources of revenue are personal and corporate income taxes, employment insurance premiums, and excise taxes and duties. These revenues are authorized by specific acts passed by Parliament. The other major source of money to finance Government operations is borrowing. Borrowing limits are established by acts of Parliament. The main sources of borrowing are marketable bonds, treasury bills and Retail Debt.

Parliament authorizes the disbursement of moneys out of the Consolidated Revenue Fund by means of Appropriation Acts passed on an annual basis by Parliament and based on the Main Estimates submitted by the various departments. In addition to the Appropriation Acts, authority for payments may also be found in certain statutes which authorize certain payments out of the Consolidated Revenue Fund. Expenditures for public debt charges, social security payments and transfers to other levels of government are authorized in this way. Appropriations may also be made by the Governor in Council for urgent payments. Such appropriations may be made only when Parliament is not in session, and must be laid before Parliament during the subsequent session.

Information on the Government’s planned revenues and expenditures is presented to Parliament primarily in two documents: the Budget and the Main Estimates, which are both presented in the House of Commons. The Budget, which may be delivered at any time during the fiscal year, provides the occasion on which the Minister of Finance generally brings under review the whole financial position of the Government, present and prospective, and announces the Government’s plans and proposals. The Main Estimates are tabled (i.e., introduced) once each year and outline the Parliamentary authority, either existing or required, for disbursements. Supplementary Estimates may also be tabled during the year to provide authority for spending as the need arises.

The considerations for overall resource availability and demands for new policies and programs are reconciled through the establishment of a two year Fiscal Plan reflecting Government priorities. This Fiscal Plan, which is presented with the Budget, establishes an expenditure framework, in which the Cabinet establishes priorities. This ensures that expenditure decisions are made within the context of Government priorities and do not exceed the provision for such expenditures set out in the expenditure framework. The Government also releases an Economic and Fiscal Update in the fall for pre-budget consultation purposes.

The reporting entity of the Government of Canada includes all departments, agencies, corporations and funds which are owned or controlled by the Government and which are accountable to Parliament. The financial activities of all departments, agencies, corporations and funds are consolidated in the Government’s financial statements, except for enterprise Crown corporations and other government business enterprises which are not dependent on the Government for financing their activities. For these corporations, the Government reports in its financial statements only the cost of its investment and an allowance for valuation which includes their annual net profits and losses. In addition, any amounts receivable from or payable to these corporations are reported.

The primary source of information on all actual financial transactions of the Government is the Public Accounts of Canada, which are required by the Financial Administration Act to be tabled in Parliament each year. The other chief accountability reports are the statements of budgetary and non-budgetary financial transactions and of the Government’s cash and debt position published monthly in The Fiscal Monitor and in the Annual Financial Report.

Fiscal Policy

The era of chronic deficits and rising debt began in 1974 when productivity and economic growth declined from the buoyant trend of prior decades. One effect of this fundamental shift that had taken place in the economy was to reduce the underlying rate of growth of tax revenues, while expenditure growth remained strong. Consequently, the divergence between expenditure and revenue trends produced an uninterrupted string of deficits until fiscal 1997-98.

The severity of the 1982 recession resulted in a sharp increase in the deficit in fiscal 1982-83, eventually peaking at $38.4 billion or 8.5% of GDP in fiscal 1984-85. During the middle to late 1980s, the Government instituted a number of measures to increase revenues and constrain the growth in expenditures. These measures, in conjunction with the sustained recovery from the 1982 recession, helped to lower the deficit by about half relative to GDP by fiscal 1990-91. Further progress was arrested by the onset of the recession in 1990, which proved to be much longer and more severe than expected. While the measures to control spending succeeded in preventing government expenditures from increasing substantially in response to the recession, the sluggish recovery and the lagged impact of the recession resulted in substantial declines in budgetary revenues. This caused the deficit to increase to $42.0 billion, or 5.8% of GDP, in fiscal 1993-94.

Since 1993, the Government’s fiscal objective has been to balance the budget. Implicit in this objective was the need to halt the rise in the debt-to-GDP ratio and to put it on a permanent downward track. The actions taken in the 1994, 1995, and 1996 budgets resulted in the elimination of that deficit in just four years. In fiscal 1997-98, a budgetary surplus of $3.8 billion was recorded for the first time in 28 years. This was followed by a surplus of $3.1 billion in fiscal 1998-99, a surplus of $12.7 billion in fiscal 1999-2000, a record surplus of $18.1 billion in fiscal 2000-01 and a surplus of $8.9 billion in fiscal 2001-02. Coupled with economic growth, the fiscal turnaround has also led to a fall in the net public debt as a share of GDP of 21.8 percentage points to 49.1% in fiscal 2001-02, from the peak of 70.9% in fiscal 1995-96. This is the sixth consecutive year in which the debt-to-GDP ratio has declined.

This turnaround in federal finances underlined the soundness of the Government’s Debt Repayment Plan — basing budget plans on two-year rolling fiscal targets, economic planning projections based on the average of the private sector economic forecasts backed by fiscal prudence and fiscal forecasts backed by a Contingency Reserve and adopting policies which have engendered economic growth and job creation. Prudence is of two types — the Contingency Reserve and economic prudence. Prudence in budget planning has meant that budgetary balance targets have been consistently bettered in each and every year. The Contingency Reserve of $3.0 billion per year provides an extra measure of back-up against adverse errors in the economic forecast. Under the Debt Repayment Plan, the Contingency Reserve, if not needed, will be used to pay down the public debt. It is not a source of funds for new policy initiatives. Economic prudence provides an extra measure of back-up to ensure that the fiscal target is met. The economic prudence grows over time.

The budgetary deficit/surplus — the budgetary balance — is the most comprehensive measure of the Government’s financial situation as it includes liabilities incurred by the Government regardless of when the actual cash payment is made. It is largely presented on an accrual basis of accounting. However, it is only one measure of the Government’s financial position.

Another important measure is financial requirements/surplus. This measures the difference between cash coming into the Government and cash payments made for programs and public debt charges during the year. Thus financial requirements do not include any liabilities incurred by the Government during the year for which no cash payment has been made during the year. Financial surpluses have now been recorded in each of the past six fiscal years. This is in contrast to the large financial requirements observed from the mid-1970s through to the mid-1990s. As a result of the financial surpluses, the Government has retired $34.6 billion of market debt since fiscal 1996-97.

Summary Statement of Transactions

The financial transactions of the Government are classified into four main categories: budgetary, non-budgetary, foreign exchange and unmatured debt transactions. In general terms, budgetary transactions are those which enter into the calculation of the annual surplus or deficit while other transactions lead to the acquisition or disposal of financial claims or to the creation or discharge of financial obligations.

The Summary Statement of Transactions table below sets out the source and use of financial resources for the years shown.

SUMMARY STATEMENT OF TRANSACTIONS

	For the years ended March 31,

	2002	2001	2000	1999	1998

	(in millions)
BUDGETARY TRANSACTIONS
Revenues	$173,315	$179,590	$166,123	$155,899	$153,501
Program expenditures	–126,673	–119,348	–111,763	–111,393	–108,753
Operating surplus or deficit ( – )	46,642	60,242	54,360	44,506	44,748
Public debt charges	-37,735	–42,094	–41,647	–41,394	–40,931

Surplus or deficit ( – )	8,907	18,148	12,713	3,112	3,817

NON-BUDGETARY TRANSACTIONS
Loans, investments and advances	–96	–2,698	–617	330	1,605
Pensions and other accounts	–1,669	1,303	6,968	7,024	3,829
Other transactions	–2,445	2,238	–4,498	1,025	3,478

Net source	4,210	843	1,853	8,379	8,912
Financial requirements ( – ) or source
(excluding foreign exchange transactions)	4,697	18,991	14,566	11,491	12,729
FOREIGN EXCHANGE TRANSACTIONS	–1,776	–8,776	–6,826	–5,700	–2,155

TOTAL FINANCIAL REQUIREMENTS ( – ) OR SOURCE	2,921	10,215	7,740	5,791	10,574

UNMATURED DEBT TRANSACTIONS	–4,132	–10,003	–4,021	–6,864	–9,561

CHANGE IN CASH BALANCE	–1,211	212	3,719	–1,073	1,013

CASH BALANCE AT END OF PERIOD (1)	$12,026	$13,237	$13,025	$9,306	$10,379

Source:	Public Accounts of Canada 2002.
(1) Numbers do not add up due to rounding.

Budgetary Revenue

The Government reports revenue in the year in which it is received. Refunds are allocated to the year in which they are actually paid. Personal income taxes accounted for about 51% and corporate income taxes accounted for about 15% of tax revenue in fiscal 2001-02.

The Government announced important changes in personal and corporate income tax rates in the budget of February 28, 2000 and the Economic Statement and Budget Update of October 18, 2000.

Prior to the 2000 announcements, the federal personal income tax rate structure had three brackets. The bracket thresholds, together with many credits and other limits, were indexed for inflation, but since the beginning of 1986, only for the percentage change in the CPI exceeding 3%. The February 2000 budget restored full indexation of the federal personal income tax system effective January 1, 2000. As a result, for 2002 the basic personal exemption is $7,634. Regardless of inflation, the basic personal exemption will be no less than $8,000 by 2004.

The October 2000 budget update added changes that took effect in 2001. The rates for the existing three brackets were reduced to 16%, 22% and 26%. A new fourth bracket at the 29% rate applied to taxable income in excess of $100,000, which is to rise to no less than $113,804 by 2004. For 2002 the tax thresholds, accounting for indexing, are 16% for income up to $31,676, 22% for income between $31,677 and $63,353, 26% for income between $63,354 and $102,999 and 29% for income $103,000 and higher. The 5% high-income surtax was eliminated. The education tax credit, the disability tax credit, the supplement to the disability tax credit and the caregiver and infirm dependent tax credits were all increased. By 2004, the credit for a dependent spouse or common-law partner credit will be no less than $6,800.

The 2001 budget included additions such as an apprentice vehicle mechanics tools tax deduction, a tax deduction for tuition assistance for adult basic education, the extension of the education tax credit, improved tax incentives for renewable energy and energy efficiency, promotion of sustainable woodlot management and changes to deductibility of meal costs at construction work camps.

The general federal corporate income tax rate in Canada in 1999 was 28%. The federal corporate tax rate is 21% for manufacturing and processing income and 12% for the first $200,000 of active business income earned by a Canadian-controlled private corporation. Most corporations are also subject to a federal surtax equal to 4% of their federal income tax liability (computed without reference to the small business deduction and most tax credits). The large corporations tax is 0.225% of taxable capital employed in Canada in excess of $10 million. The 4% surtax may be credited against the large corporations tax liability. An additional capital tax (effectively a minimum tax since it is creditable against basic income tax) is levied on large financial institutions.

The February 2000 budget reduced the general corporate tax rate to 27% beginning in 2001. The October 2000 budget update further reduced the rate to 25% for 2002, 23% for 2003 and 21% after 2003. The budget also reduced the rate on small business income between $200,000 and $300,000 to 21% beginning in 2001.

The 2001 budget allowed small businesses to defer for 6 months payments of corporate tax instalments for January, February and March 2002 without interest or penalties. All corporations with taxable capital that did not exceed $15 million qualified for this deferral.

Prior to the February 2000 budget, capital gains were taxed to individuals and corporations at three-quarters of the rate applicable to other income. The February 2000 budget reduced this inclusion rate to two-thirds, effective February 28, 2000. The October 2000 budget update reduced the rate further to one-half, effective October 18, 2000.

The Government imposes a broad based value-added tax, the Goods and Services Tax (“GST”), at a rate of 7%, to most goods and services. Food for home consumption, prescription drugs, residential rents, sales of existing houses, educational services and health care services are generally not subject to the GST. Excise taxes and duties are imposed on selected goods, such as tobacco, alcoholic beverages and gasoline. The Government also imposes customs duties on a wide range of goods.

In addition, the Government obtains non-tax revenues in the form of returns on investment from a number of its Crown corporations. Receipts from sales of goods and services, fees and permits are other sources of revenue.

The following table sets forth budgetary revenue for the years shown.

DETAILED STATEMENT OF TRANSACTIONS — BUDGETARY REVENUES

	For the years ended March 31,

	2002	2001	2000	1999	1998

	(in millions)
TAX REVENUES
Personal income tax	$83,790	$83,305	$79,793	$72,716	$71,126
Corporate income tax	24,013	28,212	23,170	21,575	22,496
Employment insurance premium revenues	17,980	18,731	18,512	19,363	18,802
Other income tax revenues	3,035	4,312	3,499	2,901	2,974
Goods and services tax	24,909	24,990	22,790	20,684	19,461
Customs import duties	3,018	2,807	2,105	2,359	2,766
Other	8,711	8,319	7,991	8,356	8,633

Total tax revenues	165,456	170,676	157,860	147,954	146,258
NON-TAX REVENUES	7,859	8,914	8,263	7,945	7,243

TOTAL BUDGETARY REVENUES	$173,315	$179,590	$166,123	$155,899	$153,501

Source:	Public Accounts of Canada 2002.

Budgetary Expenditures

Budgetary expenditures encompass the cost of servicing the public debt, the operating and capital expenditures of Government departments and agencies, grants and contributions to other levels of government, organizations and individuals, and subsidies.

Transfer payments includes a range of federal social spending programs designed to enhance the quality of life of Canadians, particularly those who have modest incomes or who are disadvantaged. It includes income support — most notably for the elderly and unemployed; transfers to the provinces for health, education and social assistance; and programs for aboriginal Canadians.

The following table sets forth budgetary expenditures, including federal social spending, for the years shown.

DETAILED STATEMENT OF TRANSACTIONS — BUDGETARY EXPENDITURES

	For the years ended March 31,

	2002	2001	2000	1999	1998

	(in millions)
PROGRAM EXPENDITURES
Transfer payments
Old age security benefits, guaranteed income supplements and spouses’ allowances	$25,365	$24,256	$23,410	$22,781	$22,225
Employment insurance benefits	13,748	11,444	11,301	11,884	11,842
Canada health and social transfer	17,300	13,500	14,891	16,018	12,421
Fiscal arrangements	11,603	12,467	10,721	11,645	10,000
Other transfers to governments	375	217	—	2	162
Canada Assistance Plan	—	—	56	8	24
Education support	—	—	—	—	5
Alternative payments for standing programs	-2,662	–2,460	–2,425	–2,150	–2,108
Other transfer payments	19,854	23,503	18,535	18,735	22,476

Total transfer payments	85,583	82,927	76,489	78,923	77,047

Crown corporations expenditures	4,082	2,903	2,953	3,497	2,548
Other program expenditures
Defence	10,571	9,696	10,201	8,781	8,879
All other departments and agencies	26,437	23,822	22,120	20,192	20,279

Total other program expenditures	37,008	33,518	32,321	28,973	29,158

Total program expenditures	126,673	119,348	111,763	111,393	108,753
PUBLIC DEBT CHARGES	37,735	42,094	41,647	41,394	40,931

TOTAL BUDGETARY EXPENDITURES	$164,408	$161,442	$153,410	$152,787	$149,684

Source: Public Accounts of Canada 2002.

Loans, Investments and Advances

Loans, investments and advances by the Government resulted in a net requirement of funds of $96 million in fiscal 2001-02.

Pension and Other Accounts

The Government acts as an insurer and/or administrator of a number of pension funds and annuities and deposit and trust accounts. The excess of receipts over disbursements in these accounts has provided the Government with an important source of financing. The balance outstanding of these accounts amounted to $141.2 billion at March 31, 2002. The public sector pensions comprised 90% of the outstanding balance at March 31, 2002.

Canada Pension Plan. The Canada Pension Plan (the “Plan”) is a federal-provincial program for compulsory and contributory social insurance. It operates in all parts of Canada, except for Quebec which has a comparable program. The Government administers the Plan under joint control with the participating provinces. Until 1997, the Plan was financed on an essentially pay-as-you-go basis, which means that pensions and benefits were paid out of current contributions (with some interest earned by the Canada Pension Plan Investment Fund). In December 1997, the Government passed legislation to ensure that the Plan remains sustainable over the long term and to allow fuller funding. Changes included a more rapid increase in contribution rates, a new investment policy, as well as changes to calculations of, and eligibility criteria to, some benefits. Under the new investment policy which came into effect April 1, 1998, the Plan’s funds are prudently invested by an independent investment board in a diversified portfolio of securities, including equities, under generally the same rules that apply to other private and public pension funds.

Contributions are paid equally by employers and employees and self-employed workers pay the full amount. In 2002 the combined contribution rate is 9.4%. As a result of changes legislated in 1997, it will rise to 9.9% in 2003 and then remain constant at that level. As administrator, the Government’s authority to spend is limited to the Plan’s net assets of $51.9 billion at March 31, 2002 ($45.7 billion at March 31, 2001). Of these assets, $28.3 billion was invested in securities issued or guaranteed by the provinces and Canada, $14.4 billion was transferred to the Canada Pension Plan Investment Board and $6.8 billion was a direct liability of the Government.

Public Sector Pensions. The Government is responsible for defined benefit pension plans covering substantially all of its full-time employees (including the Public Service, Canadian Forces, Royal Canadian Mounted Police and certain Crown corporations) as well as federally appointed judges and Members of Parliament. Pension benefits are generally calculated by reference to highest earnings for a specific period of time. They are related to years of service and are indexed to inflation. Until March 31, 2000, separate market invested funds were not set aside to provide for payment of these pension benefits. Beginning on April 1, 2000, new employer and employee contributions to the pension plans are transferred to the Public Sector Pension Investment Board. Its goal is to achieve maximum rates of return on investments without undue risk, while respecting the requirements and financial obligations of each of the public sector pension plans. At March 31, 2002 the net liability in respect of these accounts totalled $126.9 billion. This net liability is comprised of the accrued benefit obligation determined as of March 31, 2001, which amounted to $125.9 billion, less pension plan assets of $3.2 billion and unamortized pension adjustments of $8.3 billion. In fiscal 2001-02 the net liability to the public sector pensions decreased by $2.3 billion, mainly due to the transfer of assets to the new Crown pension plans.

Other Transactions

This category includes accounts payable, interest accrued on federal debt, cheques issued but outstanding and other miscellaneous accounts. These transactions, due to their nature, are subject to wide fluctuations. They were a requirement of $4.2 billion in fiscal 2001-02.

DETAILED STATEMENT OF TRANSACTIONS — NON-BUDGETARY TRANSACTIONS

	For the years ended March 31,

	2002	2000	1999	1998	1997

	(in millions)
LOANS, INVESTMENTS AND ADVANCES
Crown corporations —
Lending institutions —
Canada Deposit Insurance Corporation	$—	$—	$—	$395	$460
Canada Mortgage and Housing Corporation	226	224	223	410	230
Farm Credit Corporation	578	226	236	836	580
Business Development Bank of Canada	—	–65	–108	–50	—

	804	385	351	1,591	1,270
All other Crown corporations —
Other	89	92	139	–43	–29

	89	92	139	–43	–29

Total Crown corporations	893	477	490	1,548	1,241

Other loans, investments and advances —
Provincial and territorial governments	386	-963	-553	-60	-255
National governments including developing countries	234	2	198	–476	215
International organizations	-35	–228	41	–209	1,607
Portfolio investments	—	—	—	—	59
Other	-1,466	–1,239	343	–754	–118

Total other loans, investments and advances	-881	–2,248	29	–1,499	1,508
Allowance for valuation of assets	-108	–747	–1,136	281	–1,144

Total loans, investments and advances	-96	–2,698	–617	330	1,605

PENSION AND OTHER ACCOUNTS
Canada Pension Plan Account (net)	379	174	791	1,222	487
Public sector pensions (net)	-2,264	839	5,938	4,950	3,252
Other	216	290	239	852	90

Total pension and other accounts	-1,669	1,303	6,968	7,024	3,829

OTHER TRANSACTIONS
Accounts receivable	-396	213	162	–516	381
Outstanding cheques and warrants	1,240	699	–144	827	–35
Cash in transit	-324	–1,570	46	–902	–468
Provincial tax collection agreements account	-1,139	–824	–1,402	1,267	–551
Other liabilities	-1,826	3,720	–3,167	349	4,151

Total other transactions	-2,445	2,238	–4,505	1,045	3,388

NET NON-BUDGETARY TRANSACTIONS	$-4,210	$843	$1,853	$8,379	$8,912

Source: Public Accounts of Canada 2002.

Foreign Exchange Transactions

Foreign exchange transactions represent all transactions in international reserves held in the Exchange Fund Account (EFA). The objectives of the EFA are to provide general foreign currency liquidity for the Government and promote orderly conditions in the foreign exchange market. The EFA contains foreign currency investments, gold holdings and assets related to Canada’s commitment to the International Monetary Fund.

Unmatured Debt

The Government’s unmatured debt represents financial obligations resulting from the sale of marketable bonds, treasury bills, Canada Savings Bonds, Canada Premium Bonds, Canada Bills, and Canada Notes, as well as from non-marketable obligations issued to the Canada Pension Plan Investment Fund.

Borrowing is one of the two major sources of money available to the Government to finance its operations. The increase in unmatured debt payable in Canadian currency has been broadly consistent with changes in financial requirements. The changes in unmatured debt payable in foreign currency have been associated with developments in foreign exchange markets and related requirements to supplement foreign exchange reserves through foreign borrowing.

UNMATURED DEBT

(Principal Amount Outstanding)

		At March 31,
	At
	Sept. 30,
	2002	2002	2001	2000	1999	1998

	(in millions)
CANADIAN CURRENCY
Marketable bonds	284,981	292,910	293,879	$293,250	$294,914	$293,987
Treasury bills	102,200	94,200	88,700	99,850	96,950	112,300
Canada Savings Bonds	18,354	18,928	21,410	23,876	25,791	30,144
Canada Premium Bonds	5,129	5,092	4,204	3,023	2,427	61
Obligations issued to Canada Pension Plan Investment Fund	3,374	3,386	3,403	3,427	4,063	3,456

Total Canadian currency	414,038	414,516	411,596	423,426	424,145	439,948

FOREIGN CURRENCY (1)
Canada Bills	2,947	3,355	7,228	6,008	10,171	9,354
Canada Notes	1,300	1,202	1,580	1,053	1,253	1,665
Euro Medium Term Note Program	3,273	2,933	3,417	4,038	4,884	1,502
Other marketable bonds (2)	18,358	19,629	20,488	21,317	19,581	14,590
Standby credit facilities	—	—	—	—	—	—

Total foreign currency	25,878	27,119	32,713	32,416	35,889	27,111

TOTAL UNMATURED DEBT	$439,916	$$441,635	$444,309	$455,842	$460,034	$467,059

Source: Bank of Canada.

(1) Foreign currency debt is converted to Canadian dollars using the following closing exchange rate levels:

	At	At March 31,
	Sept. 30,
	2002	2002	2001	2000	1999	1998

	(in millions)
United States Dollar	1.5872	1.5942	1.5763	1.4494	1.5087	1.4195
British Pound	2.4894	2.2716	2.2315	2.3089	2.4366	2.3752
Danish Krone	0.2111	0.1868	0.1852	0.1861	0.2193	0.2016
Japanese Yen	0.01300	0.01202	0.01249	0.0141	0.01275	0.01066
New Zealand Dollar	0.7450	0.7026	0.6370	0.7211	0.8073	0.7837
Euro	1.5675	1.3879	1.3837	1.3263	1.6313	—
Greek Drachma	—	—	0.004070	0.004160	0.004991	—
Hong Kong Dollar	—	—	0.202254	0.186669	0.1947	—
Norwegian Krone	0.2146	0.1801	0.1718	0.1713	0.1954	—

(2)	Excludes Canada Notes and Euro Medium Term Notes. Other foreign currency marketable bonds are comprised of the following amounts (before conversion to Canadian dollars):

	At	At March 31,
	Sept. 30,
	2002	2002	2001	2000	1999	1998

	(in millions)
United States Dollars	9.312	10,312	11,000	12,500	10,500	10,000
New Zealand Dollars	500	500	500	500	500	500
Euro	2,045	2,045	2,045	2,045	2,045	—

Marketable bonds are interest-bearing obligations available to all investors generally. In the period April 1, 2002 to September 30, 2002 the Government issued an aggregate of $20,300 million of marketable bonds in Canadian currency and redeemed $28,928 million (including $10,486 million in repurchased and cancelled bonds), for a net decrease of $8,628 million. Treasury bills are obligations issued at a discount with maturities generally of three months, six months and one year. In the period April 1, 2002 to September 30, 2002 the amount of treasury bills outstanding increased by $8,000 million. Canada Savings Bonds are offered to individual Canadian residents and differ from other bonds in that they can be redeemed prior to maturity at the option of the holder for the full face value, plus accrued interest. In the period April 1, 2002 to September 30, 2002 the amount of unmatured Canada Savings Bonds outstanding decreased by $574 million. The Canada Premium Bond is a new retail investment and savings product introduced in 1998 and replaces the Canada Registered Retirement Savings Plan Bond (“Canada RRSP Bond”). It offers a higher interest rate compared to Canada Savings Bonds and is redeemable once a year, on the anniversary of the issue date and during the 30 days thereafter without penalty. In the period April 1, 2002 to September 30, 2002 the amount of unmatured Canada Premium Bonds outstanding increased by $37 million. Obligations issued to Canada Pension Plan Investment Fund are non-marketable. Canada Bills are short-term U.S. dollar-denominated unsecured obligations issued in the U.S. money market with a term to maturity of not more than 270 days. Canada Notes are usually U.S. dollar-denominated interest-bearing marketable notes that mature not less than nine months from their date of issue. The Euro Medium-Term Notes are medium-term notes issued outside the United States and Canada. Notes issued under this program can be denominated in a range of currencies and structured to meet investor demand. The other marketable bonds are comprised of 8 global bond issues and 5 Petro Canada bond issues assumed by the Government of Canada on February 5, 2001, on the dissolution of Petro Canada Limited in U.S. dollars and other foreign currencies.

As part of the Government’s domestic interest rate swap program, outstanding fixed-rate Canadian dollar marketable bonds were converted into floating-rate Canadian dollar liabilities and as of September 30, 2002 $50 million remained outstanding. In the mid 1990’s, Canada implemented an Exchange Fund Account foreign currency swap program. Under these foreign exchange swaps, Canadian dollar liabilities are swapped into liabilities in foreign currencies, allowing Canada to raise foreign exchange reserves cost effectively. As of September 30, 2002, $13,681 million of Canadian dollars have been swapped for U.S.$9,205 million, $13,033 million of Canadian dollars have been swapped for Euro 9,206 million and $111 million Canadian dollars have been swapped for ¥8 billion.

The average rates of interest paid on the unmatured debt outstanding by instrument are set out below.

AVERAGE RATES OF INTEREST

	At March 31,

	2002	2001	2000	1999	1998

Marketable bonds (1)	6.61%	6.98%	7.21%	7.51%	7.75%
Treasury bills	2.64	5.31	5.31	4.94	4.41
Canada Savings Bonds	3.23	5.42	5.13	4.28	3.61
Non-marketable bonds and notes (2)	10.16	10.10	10.04	9.39	10.22
Canada Bills	1.75	5.10	5.87	4.81	5.49
Foreign currency notes	2.46	4.15	4.95	4.70	5.87
Total Unmatured Debt	5.56	6.11	6.15	6.70	6.64

Source: Public Accounts of Canada 2002.

(1) Excludes Canada Notes and Euro Medium-Term Notes, but includes other foreign currency marketable bonds.

(2) Includes the bonds for the Canada Pension Plan and the notes for the Canada Health and Social Transfer Supplement.

The following table shows the scheduled repayments in respect of principal and interest on the marketable bonds and notes outstanding at September 30, 2002.

SCHEDULE OF MARKETABLE DEBT REPAYMENTS

(in millions)

	Total Principal and Interest

		Foreign
	Canadian	Currency
For years ended	Currency	Debt
December 31,	Debt(1)	(1)(2)(3)(4)

2002	12,072	210
2003	57,601	4,194
2004	57,111	2,332
2005	33,259	3,120
2006	30,874	2,022
2007-2011	114,334	10,878
2012-2016	39,789	—
2017-2021	33,458	—
2022-2026	39,173	—
2027-2031	33,957	—
2032-2036	13,082	—

Source: Bank of Canada.
(1) Excludes the effect of interest rate swaps and cross currency swaps.
(2) Includes Canada Notes and other foreign currency marketable bonds and notes.
(3) Converted at U.S. $1.00 = $1.5872, Japanese Yen 1.00 = $0.01300, British Pound 1.00 = $2.4894, Danish Krone 1.00 = $0.2111, New Zealand $1.00 = $0.7450, Norwegian Krone 1.00 = $0.2146 and Euro 1.00 = $1.5675, the closing rates on September 30, 2002.
(4) Excludes principal and interest payments on U.S. $312,114,000 of Petro Canada bond issues assumed by the Government of Canada on February 5, 2001, on the dissolution of Petro Canada Limited.

Crown Corporations

Except for enterprise Crown corporations, which are accounted for by the cost method, all Government organizations are accounted for in the financial statements by consolidation. Only certain financial transactions between the Government and enterprise Crown corporations are recorded. All assets and liabilities of agent Crown corporations are, however, assets and liabilities of the Government.

The payment of all money borrowed by agent Crown corporations is a charge on and payable out of the Consolidated Revenue Fund. Such borrowings constitute unconditional obligations of the Government and are recorded as such in the accounts of Canada, net of borrowings expected to be repaid directly by these corporations. Borrowings to be repaid by agent enterprise Crown corporations amounted to $44,361 million as at March 31, 2002. The following table summarizes the unaudited financial information of consolidated and enterprise Crown corporations as at March 31, 2002.

FINANCIAL INFORMATION REGARDING CROWN CORPORATIONS

(in millions)

	Consolidated	Enterprise	Total

Assets
Total assets	$4,929	$120,981	$125,910

Liabilities
Liabilities to other than Government
Borrowings	—	53,103	53,103
Other	1,799	50,424	52,223

	1,799	103,527	105,326

Net assets	$3,130	$17,454	$20,584

Financial interest of the Government
Obligations to the Government	$1,809	$9,386	$11,195
Net equity of the Government	1,322	8,068	9,390

Total financial interest	$3,131	$17,454	$20,585

Contingent liabilities	$56	$2,651	$2,707

Source: Public Accounts of Canada 2002.

Contingent Liabilities (with Respect to Guarantees by the Government)

The contingent liabilities of the Government, with respect to guarantees by the Government as at March 31, 2002 are summarized as follows.

CONTINGENT LIABILITIES (WITH RESPECT TO NET EXPOSURE UNDER GUARANTEES)

(in millions)

Guarantees by the Government of
Borrowings by enterprise Crown corporations which are agents of Her Majesty	$45,175
Borrowings by other than Crown corporations
From agents	370
From other than agents	3,660
Other explicit loan guarantees	465
Insurance programs of the Government	2,757
Other explicit guarantees	557

Total gross guarantees	60,914
Less: allowance for losses	-4,076

Net exposure under guarantees	$56,838

Source: Public Accounts of Canada 2002.

Insurance Programs

Certain agent Crown corporations operate insurance programs. In the event that such corporations have insufficient funds to meet their obligations, the Government would provide the required financing through appropriations, either budgetary or non-budgetary.

The following table summarizes the unaudited information regarding such insurance programs as at March 31, 2002.

AGENT CROWN CORPORATIONS INSURANCE PROGRAMS

			5 year	Closing
			average	balance
	Insurance	Net	of net	of
	in force	claims (1)	claims	fund

	(in millions)
Canada Deposit Insurance Corporation	$346,809	$18	$—	$486
Canada Mortgage and Housing Corporation
Mortgage Insurance Fund	218,900	229	291	1,229
Mortgage-Backed Securities Guarantee Fund	37,452	—	—	80
Export Development Canada
Export insurance contracts entered into on its own behalf	12,292	21	70	457

Source: Public Accounts of Canada 2002.
(1) Refers to the difference between claims and amounts received from sales of related assets and other recoveries.

DEBT RECORD

Canada has always paid the full face amount of the principal and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, promptly when due. During war, where such payment would have violated laws or regulations forbidding trading with the enemy, payment was made to a custodian of enemy property.

MONETARY AND BANKING SYSTEM

Bank of Canada

The Bank of Canada (the “Bank”) was incorporated in 1934 under the Bank of Canada Act (in this sec-tion referred to as the ”Act”) as Canada’s central bank. All of the capital stock of the Bank is owned by the Government. The Act gives the Bank the responsibility for the conduct of monetary policy and confers specific powers for discharging that responsibility.

The Bank has the sole right to issue paper money for circulation in Canada. The Bank acts as the fiscal agent for the Government. As fiscal agent, the Bank is responsible for handling new borrowings, administering the outstanding debt, and making payments on behalf of the Government for interest and debt redemption. As well, the Bank advises the Government on matters relating to managing the public debt. The Bank may buy or sell various types of securities, including securities issued or guaranteed by Canada or any province, short-term securities issued by the United Kingdom, and treasury bills or other obligations of the United States. The Bank may buy and sell foreign currencies, SDRs issued by the IMF, coin, and gold and silver bullion. The Bank may open accounts with other central banks and at the Bank for International Settlements (“BIS”) as well as maintain accounts in commercial banks to facilitate the buying and selling of foreign currencies. The Bank may accept deposits from the Government or any of its corporations or agencies, any province, any chartered bank or any member of the Canadian Payments Association. The Bank may pay interest to the Government on any deposits made to the Bank and may pay interest to member institutions of the Canadian Payments Association on deposits accepted for certain specified purposes. It may also accept deposits from other central banks and official international financial organizations and may pay interest on such deposits. The Bank does not accept deposits from individuals nor does it compete with the chartered banks in the commercial banking field. The Bank is not required to maintain gold or foreign exchange reserves against its liabilities.

The Bank may, on the pledge of certain classes of securities or property, make loans or advances for periods not exceeding six months to chartered banks, and to any other members of the Canadian Payments Association that maintain deposits with the Bank. The Bank Rate is the minimum rate at which the Bank is prepared to make loans or advances. Although the Bank has the power to make loans or advances under certain conditions and for limited periods to the Government or any province, such loans are extremely rare and no such loans have been made in over 35 years.

The framework for the implementation of monetary policy by the Bank was changed considerably on two occasions during the past ten years, first as a result of the phased elimination of reserve requirements between June 1992 and July 1994, and second, with the introduction of a real-time large-value settlement system (the “Large Value Transfer System” or “LVTS”) in February 1999.

The central mechanisms through which the Bank currently implements monetary policy are the LVTS and a 50-basis-point operating band for the overnight interest rate adopted by the Bank in mid 1994. Currently, the Bank sets the level of excess settlement balances in the LVTS at a minimum of $50 million. Any participant in the LVTS with a deficit funds position should therefore be aware that there will be one or more participants with offsetting surplus positions that are potential counterparties for transactions at market rates. The Bank encourages these transactions by paying an interest rate on positive balances held overnight by LVTS participants at the lower limit of its operating band and charging an interest rate on overdraft loans to LVTS participants at the upper limit of the band (which is also the Bank Rate). Thus the overnight rate will typically stay within the operating band since participants are aware that they can earn at least the lower limit of the band on positive balances and need not pay more than the upper limit to cover shortfalls. Moreover, the Bank is prepared to enter into overnight buyback transactions at the midpoint of the operating band to reinforce its target rate. Through its influence on the interest rate for overnight funds, the Bank is able to influence other short-term interest rates, the exchange rate, aggregate demand and, ultimately, inflation.

The Bank controls the level of settlement balances available to financial institutions by adjusting the level of Government deposits held at the financial institutions which settle through the Bank. Prior to the introduction of LVTS, this adjustment was done by means of a daily transfer of Government demand deposits between the Government’s accounts at the Bank and at the financial institutions. Since LVTS, this adjustment has been accomplished through twice-daily auctions of Government term deposits.

The Act provides for regular consultation between the Governor of the Bank and the Minister of Finance as well as for a formal procedure whereby, in the event of a disagreement between the Government and the Bank which cannot be resolved, the Government may issue a directive to the Bank as to the monetary policy that it is to follow. The directive must be in writing, in specific terms, applicable for a specified period and published forthwith. This provision in the Act makes it clear that the Government must take the ultimate responsibility for monetary policy, but the Bank is in no way relieved of its responsibility for monetary policy and its execution so long as a directive is not in effect. No directive has ever been issued.

The Payment Clearing and Settlement Act, 1996 gives the Bank formal responsibility for the regulatory oversight of major clearing and settlement systems. Specifically, the Bank will review all eligible systems and identify their potential to cause systemic risk. Systems with this potential are subject to designation under the Payment Clearing and Settlement Act, 1996. Designated systems will have to satisfy the Bank that they have appropriate risk-control mechanisms in place. The Bank may carry out examinations and, in situations where it is judged that systemic risk is being inadequately controlled, the Governor of the Bank may issue directives to a designated system.

The Payment Clearing and Settlement Act, 1996 also gives the Bank new powers to provide certain services. In particular, the Bank can provide a guarantee of settlement to the participants of designated systems.

Other Government Financial Institutions

Export Development Canada (“EDC”) was established on October 1, 1969 for the purpose of facilitating and developing trade between Canada and other countries. EDC is the successor to the Export Credits Insurance Corporation which commenced operations in 1944. Activities were originally limited to insuring Canadian exporters against nonpayments of credits extended to foreign buyers. To further enhance Canada’s growing export trade, EDC has introduced an export loans program, a foreign investment guarantees program and a surety risk protection insurance program. The Federal Business Development Bank was established in 1975 as the successor to the Industrial Development Bank which was established in 1944 as a subsidiary of the Bank of Canada. In 1995, the Federal Business Development Bank was continued as the Business Development Bank of Canada (“BDC”). The purpose of the BDC is to provide financial and management services to small and medium-sized businesses in Canada. The Canada Deposit Insurance Corporation, established in 1967, insures deposits payable in Canada and in Canadian currency at banks and other financial institutions up to $60,000 per depositor. Farm Credit Canada was established in 1959 to provide for the extension of long-term mortgage credit to farmers. The Canada Mortgage and Housing Corporation (formerly the Central Mortgage and Housing Corporation) was incorporated in 1945 to insure mortgage loans made by approved lenders and to make direct mortgage loans.

Chartered Banks

Canada’s banks are all federally incorporated and are regulated under the Bank Act. The Bank Act sets out the rules for the structure and operation of these institutions. It is the current practice in Canada to revise the Bank Act after intervals of approximately five years with the most recent revision taking place in 2001 (see Financial Sector Restructuring below). The Office of the Superintendent of Financial Institutions is the federal agency responsible for supervising banks.

Under the Bank Act, foreign banks are permitted to incorporate subsidiaries by letters patent. In June 1999, legislation was passed to allow foreign banks to establish specialized, commercially focused branches in Canada. Foreign banks can operate full service branches and lending branches. In November

2002, the banking system consisted of 15 domestic banks, 33 foreign bank subsidiaries, 17 full-service foreign bank branches and 3 foreign bank lending branches.

Financial Sector Restructuring

On June 14, 2001, Royal Assent was given to Bill C-8, An Act to establish the Financial Consumer Agency of Canada and to amend certain Acts in relation to financial institutions. Bill C-8, which amended various federal financial sector statutes, reformed Canada’s financial services sector, which includes domestic and foreign banks, trust companies, insurance companies, credit unions and other financial institutions.

Some of the key elements contained in Bill C-8, as well as the measures being implemented by non-legislative means such as guidelines and statements of government policy that compliment the legislation, include: a new definition of widely held ownership for federal financial institutions that allows for strategic alliances and joint ventures with significant share exchanges; a new holding company regime which offers financial institutions the potential for greater structural flexibility; a bank merger review process with a formal mechanism for public input; broader access to the payments system to accommodate the entry of life insurance companies, securities dealers and money market mutual funds that meet certain criteria, including regulatory oversight and liquidity; and the creation of the Financial Consumer Agency of Canada to enforce the consumer-related provisions of the federal financial institution statutes.

Monetary Policy and Interest Rate Developments

The ultimate objective of Canadian monetary policy is to promote good overall economic performance through price stability.

In February 1991, the Government and the Bank of Canada (the “Bank”) jointly announced a series of targets for reducing total CPI inflation to the mid-point of a range of 1% to 3% by the end of 1995. This inflation-control target range has been extended a number of times. In May 2001 the 1% to 3% target range was extended to the end of 2006. Monetary policy will continue to aim at keeping future inflation at the 2% target mid-point of this range, both to maximize the likelihood that inflation stays within the target range and to increase the predictability of inflation over the longer term.

The policy instrument the Bank uses to influence monetary conditions is the overnight rate target, which is the mid-point of the Bank’s operating band for overnight financing. The Bank constantly reassesses the level of the overnight rate target necessary to achieve the inflation-control targets.

Since the Fall of 2000, the Bank has moved to fixed announcement dates for the overnight rate target to make monetary policy more effective. Fixed dates have reduced the uncertainty in financial markets associated with not knowing exactly when changes in the overnight rate target may be announced, and contributed to the improved functioning of financial markets. Fixed dates have provided a regular opportunity to emphasize the medium-term perspective of monetary policy and increased the Bank’s transparency, accountability and dialogue with the public.

On January 15 of 2002, the Bank of Canada lowered its target for the overnight interest rate by 25 basis points to 2.00%. This was the last in a series of 10 cuts the Bank made since January 2001. These reductions were aimed at keeping inflation close to the mid-point of the inflation-control target range over the medium term, and were implemented in the context of a slowdown in both external and domestic aggregate demand.

Up until August 2002, the Bank had increased its target interest rate by 25 basis points on 3 consecutive occasions, bringing the rate to 2.75%. These increases were in response to the strength of Canada’s economic recovery which began in the last quarter of 2001 and has continued in the first half of 2002.

The Bank announced no change in the target rate at its September 4 and October 16 fixed announcement dates, citing the weakening near-term prospects for growth in the United States, increased uncertainty associated with volatility in the global financial markets and the unsettled geopolitical situation as reasons for the pause in rate hikes.

Membership in International Economic Organizations

As of December 31, 2001, Canada’s paid-up quota in the IMF is currently SDR 6,369.2 million. On December 31, 2001 one SDR equalled Cdn $2.00147.

Canada also participates in the General Arrangements to Borrow (the ”GAB”) and the New Arrangements to Borrow (the “NAB”) which provide special financial resources to the IMF. Canada’s total commitment under the GAB and the NAB amount to SDR 1,396.0 million. As of December 31, 2001 there were no loans outstanding to the IMF under the GAB and the NAB.

Canada is also a member of the Organization for Economic Cooperation and Development, a party to the World Trade Organization and a shareholder (through the Bank of Canada) of the BIS. Canada’s participation in other international development institutions is summarized in the table below.

PARTICIPATION IN OTHER INTERNATIONAL DEVELOPMENT INSTITUTIONS

	At December 31, 2001

	Subscription		Cumulative Contributions
			to Special
	Total	Paid-in(1)	Development Funds(2)

			(in millions of
	(in millions of		U.S. dollars
	U.S. dollars)		unless otherwise
			indicated)
International Bank for Reconstruction and Development	$5,403.8	$334.9	—
International Development Association (“IDA”)	—	—	C$5,761.8
International Finance Corporation	81.3	81.3	—
Multilateral Investment Guarantee Agency	56.5	10.7	—
Asian Development Bank	2,324.0	162.7	1,042.5
Inter-American Development Bank	4,039.8	173.7	289.6
Caribbean Development Bank	62.7	13.7	101.8
African Development Bank	1,011.4	88.0	1,167.6
European Bank for Reconstruction and Development	828.6	149.0	—

Source: Department of Finance; Annual Reports of Regional Development Banks
(1) Balance of subscription payable only in the unlikely event that there is a call on the institution’s capital.
(2) Special Development Funds provide loans to the poorest countries on highly concessional terms. Cumulative contributions reflect encashments of existing notes. Canada also has additional future obligations for notes that have been issued and not yet encashed. Payments to concessional funds have been converted from Canadian into U.S. dollars and therefore reflect end-of-year exchange rates.

TABLES AND SUPPLEMENTARY INFORMATION

The tables and supplementary information under the headings Unmatured Debt, Other Obligations (with Respect to Money Borrowed) and Supplementary Information have been provided by the Department of Finance and the Bank of Canada.

Unmatured Debt

All debt obligations listed below are direct obligations of the Government of Canada and constitute a charge on the Consolidated Revenue Fund of Canada.

(A) PAYABLE IN CANADA IN CANADIAN DOLLARS

MARKETABLE BONDS(1)

				Outstanding at
	Coupon %			September 30, 2002
Maturity date		Issue date(s)	Series
Maturing in 2002-03
2002 — Dec. 1	6	June 15/00 and Sept. 15/00	XC35	$4,030,000,000
Dec. 15	11 1/4	Dec. 15/79 and July 1/80 and May 15/83	J34	1,072,928,000
2003 — Feb. 1	11 3/4	Feb. 1/80 and June 1/80 and Aug. 1/80 and Feb. 1/83
		and Apr. 27/83 and June 21/83 and July 12/83	J35	1,733,148,000

				6,836,076,000

Maturing in 2003-04
2003 — June 1	5 3/4	Nov. 24/00 and Mar. 16/01	XE90	6,280,770,000
June 1	7 1/4	Sept. 25/92 and Oct. 26/92 and Nov. 20/92
		and Jan. 18/93 and Feb. 15/93	A57	6,624,880,000
Sept. 1	5 1/4	Mar. 2/98 and June 1/98 and Sept. 1/98 and Dec. 1/98	WN09	9,540,000,000
Oct. 1	9 1/2	Aug. 15/78 and Oct. 1/78	J18	452,407,000
Dec. 1	5	June 15/01 and Aug. 31/01	XF65	7,000,000,000
Dec. 1	7 1/2	May 21/93 and July 1/93 and Aug. 16/93
		and Sept. 28/93 and Nov. 15/93	A61	8,800,000,000
2004 — Feb. 1	10 1/4	Feb. 1/79 and Mar. 15/79 and Mar. 21/79 and Aug. 15/79	J24	1,079,144,000 (2)

				39,777,201,000

Maturing in 2004-05
2004 — June 1	3 1/2	Nov. 30/01 and Mar. 8/02	XK50	7,000,000,000
June 1	6 1/2	Jan. 14/94 and Feb. 15/94 and Apr. 1/94 and May 15/94	A72	7,900,000,000
June 1	13 1/2	Apr. 1/84 and May 1/84	H22	541,000,000
Sept. 1	5	Mar. 1/99 and June 1/99 and Aug. 16/99 and Oct. 1/99	WU42	10,835,000,000
Dec. 1	4 1/4	May 31/02 and Aug. 30/02	XL34	6,500,000,000
Oct. 1	10 1/2	Oct. 1/79 and Dec. 15/87	J30	295,914,000
Dec. 1	9	July 15/94 and Aug. 15/94 and Nov. 15/94 and Feb. 15/95	A75	7,700,000,000
2005 — Mar. 1	12	Oct. 15/83 and Nov. 8/83 and Dec. 15/83 and Feb. 1/84
		and Feb. 21/84 and Dec. 15/84	H9	707,129,000

				41,479,043,000

Maturing in 2005-06
2005 — Sept. 1	6	Nov. 15/99 and Feb. 15/00 and May 15/00 and Aug. 15/00	WY63	11,100,000,000
Sept. 1	12 1/4	Aug. 1/83 and Sept. 1/83 and Sept. 27/83 and Apr. 10/85	H6	1,065,355,000
Dec. 1	8 3/4	Apr. 3/95 and May 15/95 and Aug. 15/95 and Nov. 15/95	A79	7,182,000,000
2006 — Mar. 1	12 1/2	Mar. 13/84 and Nov. 14/84 and Mar. 19/85	H18	326,714,000 19,674,069,000

Maturing in 2006-07
2006 — Sept. 1	5 3/4	Nov. 14/00 and Feb. 12/01 and June 4/01 and Aug. 20/01	XD18	10,000,000,000
Oct. 1	14	June 1/84 and July 11/84 and Aug. 1/84	H26	773,472,000
Dec. 1	7	Feb. 15/96 and Mar. 29/96 and May 15/96 and Aug. 15/96	VU50	8,057,727,000
2007 — Mar. 1	13 3/4	June 19/84	H30	260,747,000

				19,091,946,000

Maturing in 2007-08
2007 — June 1	7 1/4	Oct. 1/96 and Nov. 15/96 and Feb. 17/97 and May 15/97	WB60	9,358,000,000
Sep. 1	4 1/2	Nov. 19/01 and Feb. 18/02 and May 21/02 and July 22/02 and Aug. 19/02	XJ87	10,400,000,000
Oct. 1	13	Aug. 22/84 and Sept. 12/84	H36	521,249,000
2008 — Mar. 1	12 3/4	Oct. 1/84 and Oct. 24/84	H41	626,950,000

				20,906,199,000

Unmatured Debt (Continued)

				Outstanding at
	Coupon %			September 30, 2002
Maturity date		Issue date(s)	Series
Maturing in 2008-09
2008 — June 1	6	Aug. 15/97 and Nov. 17/97 and Feb. 16/98 and May 15/98	WH31	$9,200,000,000
June 1	10	Dec. 15/85 and Sept. 1/87 and Feb. 1/88 and Apr. 14/88
		and June 1/88 and July 21/88 and Oct. 15/88
		and Dec. 15/88 and Feb. 23/89 and June 1/89	H74	3,257,854,000
Oct. 1	11 3/4	Feb. 1/85 and May 1/85	H52	440,282,000
2009 — Mar. 1	11 1/2	May 22/85	H58	255,947,000

				13,154,083,000
Maturing in 2009-10
2009 — June 1	5 1/2	Aug. 17/98 and Nov. 16/98 and Feb. 15/99 and May 17/99	WR13	9,380,000,000
June 1	11	Oct. 1/85 and Oct. 23/85 and Oct. 15/87	H68	670,956,000
Oct. 1	10 3/4	June 12/85 and July 1/85 and Sept. 1/85 and Sept. 1/88	H63	402,148,000
2010 — Mar. 1	9 3/4	Mar. 15/86	H79	112,834,000

				10,565,938,000

Maturing in 2010-11
2010 — June 1	5 1/2	Aug. 3/99 and Nov. 1/99 and Feb. 1/00 and Mar. 20/00	WX80	10,400,000,000
June 1	9 1/2	Apr. 10/86 and July 1/87 and July 1/89 and Aug. 10/89
		and Oct. 1/89 and Dec. 15/89 and Feb. 1/90	H81	2,474,254,000
Oct. 1	8 3/4	Apr. 28/86	H85	142,149,000
2011 — Mar. 1	9	July 3/86 and Sept. 2/86 and Oct. 23/86 and Dec. 15/86
		and May 1/87 and Mar. 15/88	H87	768,617,000

				13,785,020,000

Maturing in 2011-12
2011 — June 1	6	May 1/00 and Aug. 1/00 and Oct. 30/00 and Jan. 29/01 and May 7/01 and July 30/01	XB51	15,000,000,000
	8 1/2	Feb. 19/87 and Mar. 15/87	H98	669,390,000

				15,669,390,000
Maturing in 2012-13
2012 — June 1	5 1/4	Oct 29/01 and Feb. 11/02, April 22/02 and June 25/02 and Aug. 6/02 and Sept. 30/02	XH22	11,000,000,000

Maturing in 2013-14
2014 — Mar. 15	10 1/4	Mar. 15/89 and Mar. 30/89 and Mar. 15/90 and July 1/90
		and Aug. 1/90 and Feb. 21/91	A23	2,232,016,000

Maturing in 2015-16
2015 — June 1	11 1/4	May 1/90 and May 31/90 and Oct. 1/90 and Nov. 15/90	A34	1,655,263,000

Maturing in 2020-21
2021 — Mar. 15	10 1/2	Dec. 15/90 and Jan. 9/91 and Feb. 1/91	A39	1,631,000,000

Maturing in 2021-22
2021 — June 1	9 3/4	May 9/91 and June 1/91 and July 1/91 and Aug. 1/91
		and Sept. 1/91 and Oct. 17/91	A43	3,520,029,000
Dec. 1	4 1/4	Dec. 10/91 and Oct. 14/92 and May 1/93
		and Dec. 1/93 and Feb. 22/94 and June 21/94 and Sept. 15/94 and Dec. 15/94 and Feb. 2/95 and May 8/95 and Aug. 4/95	L25	5,175,000,000 (4)

				8,695,029,000

Maturing in 2022-23
2022 — June 1	9 1/4	Dec. 15/91 and Jan. 3/92 and May 15/92	A49	1,223,210,000

Maturing in 2023-24
2023 — June 1	8	Aug. 17/92 and Feb. 1/93 and Apr. 1/93 and July 26/93
		and Oct. 15/93 and Feb. 1/94 and May 2/94	A55	8,108,000,000

Maturing in 2025-26
2025 — June 1	9	Aug. 2/94 and Nov. 1/94 and Feb. 1/95 and May 1/95 and Aug. 1/95 and Nov. 1/95 and Feb. 1/96	A76	8,848,000,000

Unmatured Debt (Continued)

				Outstanding at
	Coupon %			September 30, 2002
Maturity date		Issue date(s)	Series
Maturing in 2026-27
2026 — Dec. 1	4 1/4	Dec. 7/95 and Mar. 6/96 and June 6/96 and Sept. 6/96 and Dec. 6/96 and Mar. 12/97 and June 9/97 and Se and Dec. 8/97 and Mar. 9/98 and June 8/98 and Sept. 8/98 and Dec. 7/98	VS05 pt. 8/97	$5,250,000,000	(4)

Maturing in 2027-28
2027 — June 1	8	May 1/96 and Aug. 1/96 and Nov. 1/96 and Feb. 3/97 and May 1/97 and Aug. 1/97 and Nov. 3/97	VW17	9,600,000,000

Maturing in 2029-30
2029 — June 1	5 3/4	Feb. 2/98 and May 1/98 and Nov. 2/98 and May 3/99 and Oct. 15/99 and Apr. 24/00 and Oct. 16/00 and Apr. 23/01	WL43	13,900,000,000

Maturing in 2031-32
2031 — Dec. 1	4	Mar. 8/99 and June 8/99 and Sept. 7/99 and Dec. 6/99 and Mar. 6/00 and June 5/00 and Sept. 5/00 and Dec. 11/00 and Mar. 5/01 and June 11/01 and Sept. 24/01 and Dec. 10/01 and Mar. 18/02 and June 10/02 and Sept. 16/02	WV25	5,100,000,000	(4)

Maturing in 2033-34
2033 — June 1	5 3/4	Oct. 15/01 and Jan. 21/02 and Mar. 4/02 and May 6/02 and July 15/02	XG49	6,800,000,000

TOTAL MARKETABLE BONDS PAYABLE IN CANADIAN DOLLARS				284,981,483,000

CANADA SAVINGS BONDS				18,354,259,526	(5)

CANADA PREMIUM BONDS				5,128,679,928	(6)

OBLIGATIONS ISSUED TO CANADA PENSION PLAN INVESTMENT FUND

	Coupon %
Maturity date(s)		Issue date(s)
Various maturity	7.92 to	Various issue dates from
dates from	14.16	Oct. 1, 1982 to Jul. 2, 1992 (long term)	3,373,559,000	(7)

Oct. 1, 2002 to

July 2, 2012
TREASURY BILLS

	Yield %
Maturity date(s)		Issue dates
Various maturity	2.151 to	Various issue dates from
dates from	3.483	Oct. 11, 2001 to Sept. 26, 2002	102,200,000,000

Oct. 10, 2002 to

Sept. 11, 2003
TOTAL UNMATURED DEBT PAYABLE IN CANADIAN DOLLARS			414,037,981,454

Unmatured Debt (Continued)

(B) PAYABLE IN FOREIGN CURRENCY (1)(8)

CANADA BILLS

		Original issue
	Yield %	amount	Issue dates
Maturity date

				Outstanding at
				September 30, 2002

Various maturity dates	1.50 to	U.S. $ 1,856,425,000	Various issue dates
from Oct. 1, 2002	2.00		from Apr. 5, 2002
to Apr. 3, 2003			to Sept. 30, 2002	$2,946,517,760

CANADA NOTES

		Original issue
	Coupon %	amount	Issue date
Maturity date
2006 — Mar. 20	0.70	JPY 50,000,000,000	Mar. 22, 2001	650,000,000
2009 — Mar. 23	1.90	JPY 50,000,000,000	Mar. 23, 1999	650,000,000

Total				1,300,000,000

EURO MEDIUM TERM NOTES

		Original issue
	Coupon %	amount		Issue date
Maturity date
2003 — July 16	7 1/2	EUR 58,694,038	(9)(17)	July 16, 1998	92,002,905
2004 — Nov. 26	6 1/4	GBP 300,000,000	(9)	Mar. 26, 1998	746,820,000
Nov. 26	6 1/4	GBP 200,000,000	(9)	Oct. 30, 1998	497,880,000
Nov. 30	5.4	NOK 700,000,000	(9)	Mar. 22, 1999	150,220,000
Dec. 22	5 3/4	DKK 500,000,000	(9)	Dec. 22, 1997	105,550,000
2007 — Nov. 19	4	U.S. $ 30,000,000		Nov. 19, 1997	47,616,000
2008 — Jan. 31	3.30 (10)	JPY 5,000,000,000	(9)	July 30, 1997	65,000,000
2009 — Apr. 28	4 1/2	EUR 609,796,069	(11)	Nov. 12, 1998	955,855,338
Apr. 28	4 1/2	EUR 390,203,931	(12)	Mar. 30, 1999	611,644,662

Total					3,272,588,905

OTHER MARKETABLE BONDS PAYABLE IN FOREIGN CURRENCIES

		Original amount at
	Coupon %	issue or assumption		Issue or assumption date
Maturity date
2003 — Feb. 19	5 5/8	U.S. $2,000,000,000		Feb. 19, 1998	3,174,400,000
June 30	9 1/2	U.S. $ 96,395,000	(16)	Feb. 5, 2001	152,998,144
2004 — Nov. 30	6 3/8	U.S. $2,000,000,000		Nov. 30, 1999	3,174,400,000
2005 — July 21	6 3/8	U.S. $1,500,000,000		July 21, 1995	2,380,800,000
2006 — Aug. 28	6 3/4	U.S. $1,000,000,000		Aug. 28, 1996	1,587,200,000
2007 — Oct. 3	6 5/8	N.Z. $ 500,000,000	(9)	Oct. 3, 1997	372,500,000
2008 — July 7	4 7/8	EUR 2,045,167,525	(13)	July 7, 1998	3,205,800,095
Nov. 5	5 1/4	U.S. $2,500,000,000		Nov. 5, 1998	3,968,000,000
2010 — Jan. 15	8.60	U.S. $ 157,895,000	(16)	Feb. 5, 2001	250,610,944
2016 — Dec. 15	8 1/4	U.S. $ 38,244,000	(16)	Feb. 5, 2001	60,700,877
2018 — June 30	9.70	U.S. $ 16,080,000	(16)	Feb. 5, 2001	25,522,176
2019 — June 1	8.80	U.S. $ 3,500,000	(16)	Feb. 5, 2001	5,555,200

Total					18,358,487,436

BANK LOANS PAYABLE IN U.S. DOLLARS	—	(14)

TOTAL UNMATURED DEBT PAYABLE IN FOREIGN CURRENCY	25,877,594,101

TOTAL UNMATURED DEBT	$439,915,575,555

Unmatured Debt (Continued)

(C) DOMESTIC INTEREST RATE SWAPS

For the bond issue listed below, part of the Government’s fixed-rate Canadian dollar liability has been swapped into a floating-rate Canadian dollar liability which is based on the 3-month Canadian dollar Bankers’ Acceptance rate.

Maturity date	Coupon %	Notional amount

2004 — Feb. 1	10 1/4	$50,000,000

Total		$50,000,000

(D) CROSS CURRENCY SWAPS

For the cross currency swaps listed below, the Government’s Canadian dollar liability has been swapped into a U.S. dollar liability.

			U.S. dollar liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2002 — Oct. 28	3 month TB	$147,400,000	LIBOR based (15)	U.S.$ 100,000,000
Dec. 15	4.9360	358,625,000	3 month LIBOR	250,000,000
Dec. 15	5.1900	500,000,000	3 month LIBOR	350,000,000
2003 — June 1	4.92352	73,850,000	3 month LIBOR	50,000,000
June 1	4.9827	113,400,000	3 month LIBOR	75,000,000
Sept. 1	4.6137	77,530,000	3 month LIBOR	50,000,000
Sept. 1	5.2041	76,510,000	3 month LIBOR	50,000,000
Sept. 1	5.3056	74,450,000	3 month LIBOR	50,000,000
Oct. 1	4.7130	100,633,000	3 month LIBOR	65,000,000
Nov. 30	3 month TB	146,600,000	LIBOR based (15)	100,000,000
Dec. 1	4.6500	99,775,000	3 month LIBOR	65,000,000
Dec. 1	4.7100	100,197,500	3 month LIBOR	65,000,000
Dec. 1	4.7670	100,327,500	3 month LIBOR	65,000,000
Dec. 1	5.5085	501,312,500	3 month LIBOR	325,000,000
2004 — Feb. 1	4.7550	150,860,000	3 month LIBOR	100,000,000
Feb. 1	4.7809	113,452,500	3 month LIBOR	75,000,000
Feb. 1	4.8406	153,050,000	3 month LIBOR	100,000,000
Feb. 1	4.8740	75,645,000	3 month LIBOR	50,000,000
Feb. 1	4.9177	150,600,000	3 month LIBOR	100,000,000
Feb. 1	4.9270	74,680,000	3 month LIBOR	50,000,000
Feb. 1	4.9318	74,450,000	3 month LIBOR	50,000,000
Mar. 30	3 month TB	151,330,000	LIBOR based (15)	100,000,000
June 1	4.7520	74,850,000	3 month LIBOR	50,000,000
June 1	4.9493	72,530,000	3 month LIBOR	50,000,000
June 1	5.0180	151,240,000	3 month LIBOR	100,000,000
June 1	5.1918	151,700,000	3 month LIBOR	100,000,000
June 1	5.2100	76,050,000	3 month LIBOR	50,000,000
Oct. 1	4.8386	112,800,000	3 month LIBOR	75,000,000
Oct. 1	5.3459	76,330,000	3 month LIBOR	50,000,000
Nov. 23	3 month BA	154,900,000	3 month LIBOR	100,000,000
2005 — Mar. 1	4.9280	98,254,000	3 month LIBOR	65,000,000
Mar. 1	5.2069	359,500,000	3 month LIBOR	250,000,000
Mar. 1	5.2230	354,250,000	Fixed	250,000,000
Sept. 1	5.4072	151,580,000	3 month LIBOR	100,000,000
Nov. 23	3 month BA	232,350,000	3 month LIBOR	150,000,000
Dec. 1	4.6570	76,900,000	3 month LIBOR	50,000,000
Dec. 1	4.8175	77,125,000	3 month LIBOR	50,000,000
Dec. 1	4.84177	75,725,000	3 month LIBOR	50,000,000
Dec. 1	7.5800	681,350,000	Fixed	500,000,000
2006 — Mar. 1	4.7815	74,685,000	3 month LIBOR	50,000,000
Oct. 1	4.8488	76,525,000	3 month LIBOR	50,000,000
Oct. 1	4.8801	75,460,000	3 month LIBOR	50,000,000
Oct. 30	3 month BA	384,375,000	3 month LIBOR	250,000,000
Nov. 23	3 month BA	232,350,000	3 month LIBOR	150,000,000
2007 — June 1	5.5270	354,375,000	3 month LIBOR	250,000,000
June 1	5.5694	355,875,000	3 month LIBOR	250,000,000
June 1	5.7790	357,000,000	3 month LIBOR	250,000,000

Unmatured Debt (Continued)

			U.S. dollar liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2008 — Mar. 1	5.1792	$142,100,000	3 month LIBOR	U.S.$ 100,000,000
Mar. 1	5.1950	71,065,000	Fixed	50,000,000
Mar. 1	5.3090	106,425,000	3 month LIBOR	75,000,000
Mar. 1	5.41945	76,125,000	3 month LIBOR	50,000,000
Mar. 1	5.5119	282,860,000	Fixed	200,000,000
June 1	5.3050	146,900,000	3 month LIBOR	100,000,000
June 1	5.3109	145,500,000	3 month LIBOR	100,000,000
June 1	5.3180	145,250,000	3 month LIBOR	100,000,000
June 1	5.3420	74,900,000	3 month LIBOR	50,000,000
June 1	5.3460	149,430,000	3 month LIBOR	100,000,000
June 1	5.3468	74,345,000	3 month LIBOR	50,000,000
June 1	5.42238	75,110,000	3 month LIBOR	50,000,000
June 1	5.5570	355,475,000	3 month LIBOR	250,000,000
Sept. 30	3 month BA	75,565,000	3 month LIBOR	50,000,000
Oct. 1	5.1680	77,400,000	3 month LIBOR	50,000,000
Oct. 1	5.2440	105,189,000	3 month LIBOR	70,000,000
Oct. 1	5.3505	106,015,000	3 month LIBOR	70,000,000
2009 — Mar. 1	4.7840	107,380,000	3 month LIBOR	70,000,000
Mar. 1	4.8300	100,197,500	3 month LIBOR	65,000,000
Mar. 1	4.8780	114,360,000	3 month LIBOR	75,000,000
Mar. 1	4.9630	76,570,000	3 month LIBOR	50,000,000
Mar. 1	5.0034	75,725,000	3 month LIBOR	50,000,000
Mar. 1	5.1167	75,000,000	3 month LIBOR	50,000,000
Mar. 1	5.1462	149,300,000	3 month LIBOR	100,000,000
Mar. 1	5.3230	114,150,000	3 month LIBOR	75,000,000
June 1	4.8260	108,010,000	3 month LIBOR	70,000,000
June 1	4.8867	74,685,000	3 month LIBOR	50,000,000
June 1	4.9380	150,130,000	3 month LIBOR	100,000,000
June 1	5.0040	103,656,000	3 month LIBOR	70,000,000
June 1	5.0270	148,180,000	3 month LIBOR	100,000,000
June 1	5.0275	76,175,000	3 month LIBOR	50,000,000
June 1	5.0390	96,720,000	3 month LIBOR	65,000,000
2009 — Oct. 1	5.5860	116,572,500	Fixed	75,000,000
2010 — Oct. 1	5.3750	79,230,000	Fixed	50,000,000
2011 — Mar. 1	4.9872	78,670,000	Fixed	50,000,000
Mar. 1	5.4000	116,632,500	Fixed	75,000,000
Mar. 1	5.4000	114,750,000	Fixed	75,000,000
Mar. 1	5.4300	115,072,500	Fixed	75,000,000
Mar. 1	5.4980	78,375,000	Fixed	50,000,000
June 1	4.9090	78,670,000	Fixed	50,000,000
June 1	4.9430	79,010,000	Fixed	50,000,000
June 1	5.0090	77,875,000	Fixed	50,000,000
June 1	5.0339	78,950,000	Fixed	50,000,000
June 1	5.0863	77,815,000	Fixed	50,000,000
June 1	5.1110	114,990,000	Fixed	75,000,000
2012 — June 1	4.4950	78,445,000	Fixed	50,000,000
June 1	4.6400	78,745,000	Fixed	50,000,000
June 1	4.6430	78,540,000	Fixed	50,000,000
June 1	4.6600	79,500,000	Fixed	50,000,000
June 1	4.6980	76,650,000	Fixed	50,000,000

Total		$13,681,142,000		U.S.$ 9,205,000,000

For the cross currency swaps listed below, the Government’s Canadian dollar liability has been swapped into a euro liability.

			Euro liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2002 — Dec. 15	5.8750	$75,750,000	Fixed	EUR50,000,000
Dec. 15	5.8770	75,744,038	Fixed	50,000,000
2003 — Feb. 1	6.2340	75,375,000	Fixed	50,000,000
Jun. 1	5.7650	78,828,750	Fixed	50,000,000
Jun. 1	5.9610	48,125,000	Fixed	35,000,000
Sept. 1	5.4400	76,701,100	Fixed	50,000,000
Sept. 1	5.4730	76,384,200	Fixed	50,000,000
Oct. 1	6.0400	113,610,000	Fixed	70,000,000
Oct. 1	6.1481	155,410,000	Fixed	100,000,000
Dec. 1	5.4320	75,852,000	Fixed	50,000,000
Dec. 1	5.5000	78,203,430	Fixed	50,000,000
Dec. 1	5.5060	75,962,500	Fixed	50,000,000

Unmatured Debt (Continued)

			Euro liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2004 — Feb. 1	5.0290	$70,264,000	Fixed	EUR50,000,000
Feb. 1	5.4700	68,000,000	Fixed	50,000,000
Feb. 1	5.4770	67,924,000	Fixed	50,000,000
Feb. 1	5.6965	45,097,800	Fixed	35,000,000
Feb. 1	5.7970	65,461,000	Fixed	50,000,000
June 1	5.1580	69,519,000	Fixed	50,000,000
June 1	5.2800	77,500,000	Fixed	50,000,000
June 1	5.2960	75,813,000	Fixed	50,000,000
June 1	5.3300	78,907,500	Fixed	50,000,000
June 1	5.3455	112,530,720	Fixed	75,000,000
June 1	5.3580	75,491,184	Fixed	50,000,000
June 1	5.4392	113,745,000	Fixed	75,000,000
June 1	5.4550	75,250,000	Fixed	50,000,000
June 1	5.5160	76,335,878	Fixed	50,000,000
June 1	5.6300	80,950,000	Fixed	50,000,000
Sept. 1	4.9572	67,621,700	Fixed	50,000,000
Sept. 1	4.9658	66,985,000	Fixed	50,000,000
Sept. 1	5.0092	74,839,500	Fixed	56,000,000
Sept. 1	5.6035	76,596,000	Fixed	50,000,000
Oct. 1	5.9390	77,070,000	Fixed	50,000,000
Oct. 1	5.9790	74,200,000	Fixed	50,000,000
Oct. 1	6.0620	162,000,000	Fixed	100,000,000
Dec. 1	3.6240	104,205,000	Fixed	75,000,000
Dec. 1	5.1470	65,864,750	Fixed	50,000,000
2005 — Mar. 1	4.9610	67,140,000	Fixed	50,000,000
Sep. 1	3.8720	106,631,400	Fixed	75,000,000
Sep. 1	3.9140	104,812,463	Fixed	75,000,000
Sep. 1	3.9654	103,929,804	Fixed	75,000,000
Sep. 1	4.0720	104,293,970	Fixed	75,000,000
Sep. 1	4.5670	70,412,860	Fixed	50,000,000
Sep. 1	4.6760	105,142,500	Fixed	75,000,000
2006 — Mar. 1	4.7300	69,841,200	Fixed	50,000,000
Mar. 1	4.8742	70,039,500	Fixed	50,000,000
2009 — Mar. 1	5.2880	69,911,985	Fixed	50,000,000
2012 — June 1	5.6030	70,615,000	Fixed	50,000,000
June 1	5.6740	70,101,870	Fixed	50,000,000
Sep. 1	5.1747	70,400,000	Fixed	50,000,000
Sep. 1	5.2000	41,590,000	Fixed	30,000,000
Sep. 1	5.2120	42,375,000	Fixed	30,000,000
Sep. 1	5.2250	71,043,000	Fixed	50,000,000
Dec. 1	3.7883	71,463,500	Fixed	50,000,000
Dec. 1	3.8449	70,998,100	Fixed	50,000,000
Dec. 1	3.8898	71,051,904	Fixed	50,000,000
Dec. 1	4.0250	106,346,250	Fixed	75,000,000
Dec. 1	4.0420	105,468,460	Fixed	75,000,000
Dec. 1	4.1370	70,242,650	Fixed	50,000,000
Dec. 1	4.1765	70,303,500	Fixed	50,000,000
Dec. 1	4.2534	70,665,750	Fixed	50,000,000
Dec. 1	4.9268	70,892,550	Fixed	50,000,000
Dec. 1	4.9278	70,585,050	Fixed	50,000,000
Dec. 1	5.0032	69,665,632	Fixed	50,000,000
Dec. 1	5.0894	68,975,000	Fixed	50,000,000
Dec. 1	5.1580	97,621,400	Fixed	75,000,000
Dec. 1	5.1807	67,853,463	Fixed	50,000,000
Dec. 1	5.2270	68,622,400	Fixed	50,000,000
Dec. 1	5.2750	68,107,950	Fixed	50,000,000
Dec. 1	6.1160	70,700,000	Fixed	50,000,000
Dec. 1	6.1200	70,540,697	Fixed	50,000,000
Dec. 1	6.4980	70,400,000	Fixed	50,000,000
Dec. 1	6.5110	70,642,880	Fixed	50,000,000
2006 — Mar. 1	4.1535	104,773,669	Fixed	75,000,000
Mar. 1	4.6089	104,089,766	Fixed	75,000,000
Mar. 1	5.9720	70,560,000	Fixed	50,000,000
Mar. 1	6.0900	71,420,545	Fixed	50,000,000
Sep. 1	4.5620	68,470,420	Fixed	50,000,000
Oct. 1	5.6159	80,125,000	Fixed	50,000,000
Dec. 1	4.9590	104,114,790	Fixed	75,000,000
Dec. 1	5.2907	68,118,000	Fixed	50,000,000
Dec. 1	5.3000	98,634,500	Fixed	75,000,000
Dec. 1	5.4229	67,818,901	Fixed	50,000,000
Dec. 1	6.0750	74,125,000	Fixed	50,000,000

Unmatured Debt (Continued)

			Euro liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2007 — Mar. 1	5.2200	$35,572,500	Fixed	EUR 25,000,000
Jun. 1	5.7577	63,610,000	Fixed	50,000,000
Jun. 1	6.4088	150,000,000	Fixed	100,000,000
Jun. 1	6.4100	74,697,930	Fixed	50,000,000
Jun. 1	6.4200	75,044,970	Fixed	50,000,000
Oct. 1	5.2447	35,187,500	Fixed	25,000,000
Oct. 1	5.4840	67,000,000	Fixed	50,000,000
Oct. 1	6.4390	71,874,000	Fixed	50,000,000
Oct. 1	6.4650	71,449,303	Fixed	50,000,000
2008 — Mar. 1	4.6600	70,300,000	Fixed	50,000,000
Mar. 1	5.6864	95,211,700	Fixed	75,000,000
Jun. 1	4.6210	70,124,600	Fixed	50,000,000
Jun. 1	4.8389	69,608,000	Fixed	50,000,000
Jun. 1	5.3511	69,331,875	Fixed	50,000,000
Jun. 1	5.4375	67,952,500	Fixed	50,000,000
Oct. 1	4.9488	70,492,000	Fixed	50,000,000
Oct. 1	5.1823	68,913,188	Fixed	50,000,000
Oct. 1	5.4112	98,121,700	Fixed	75,000,000
Oct. 1	5.7360	95,861,400	Fixed	75,000,000
2009 — Mar. 1	5.2900	105,513,549	Fixed	75,000,000
Jun. 1	4.7729	106,008,000	Fixed	75,000,000
Jun. 1	4.9441	104,018,700	Fixed	75,000,000
Jun. 1	5.0140	72,437,000	Fixed	50,000,000
Jun. 1	5.1117	105,251,400	Fixed	75,000,000
Jun. 1	5.3488	69,936,274	Fixed	50,000,000
Jun. 1	5.4246	105,251,250	Fixed	75,000,000
Jun. 1	5.5324	98,002,100	Fixed	75,000,000
Jun. 1	5.8425	67,671,000	Fixed	50,000,000
Oct. 1	4.9457	72,035,800	Fixed	50,000,000
Oct. 1	4.9670	104,429,625	Fixed	75,000,000
Oct. 1	5.0490	70,056,125	Fixed	50,000,000
Oct. 1	5.0527	72,121,000	Fixed	50,000,000
Oct. 1	5.2030	70,107,600	Fixed	50,000,000
Oct. 1	5.3900	70,007,000	Fixed	50,000,000
Oct. 1	5.3905	69,155,575	Fixed	50,000,000
Oct. 1	5.4034	68,216,160	Fixed	50,000,000
Oct. 1	5.4145	68,935,000	Fixed	50,000,000
Oct. 1	5.5120	97,072,500	Fixed	75,000,000
Oct. 1	5.6700	115,000,000	Fixed	75,000,000
Oct. 1	5.6800	118,300,000	Fixed	75,000,000
Oct. 1	5.7305	67,866,100	Fixed	50,000,000
Oct. 1	5.7694	66,770,496	Fixed	50,000,000
Oct. 1	5.7695	65,293,000	Fixed	50,000,000
Oct. 1	6.0838	113,190,000	Fixed	75,000,000
Oct. 1	6.0855	151,000,260	Fixed	100,000,000
Oct. 1	6.1353	74,000,000	Fixed	50,000,000
Oct. 1	6.1410	103,774,000	Fixed	65,000,000

Unmatured Debt (Continued)

			Euro liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2010 — Mar. 1	5.1270	103,585,913	Fixed	75,000,000
Mar. 1	5.7810	67,067,000	Fixed	50,000,000
Mar. 1	5.7870	66,280,375	Fixed	50,000,000
Mar. 1	5.8147	67,374,000	Fixed	50,000,000
Mar. 1	6.0720	69,800,000	Fixed	50,000,000
Jun. 1	5.0857	72,154,700	Fixed	50,000,000
Jun. 1	5.0985	71,962,000	Fixed	50,000,000
Jun. 1	5.1230	69,797,000	Fixed	50,000,000
Jun. 1	5.1480	69,922,000	Fixed	50,000,000
Jun. 1	5.2008	70,162,500	Fixed	50,000,000
Jun. 1	5.3390	69,452,000	Fixed	50,000,000
Jun. 1	5.3946	70,668,100	Fixed	50,000,000
Jun. 1	5.6452	65,190,000	Fixed	50,000,000
Jun. 1	5.7470	67,202,550	Fixed	50,000,000
Jun. 1	5.7630	66,600,000	Fixed	50,000,000
Jun. 1	5.8348	66,000,000	Fixed	50,000,000
Jun. 1	5.8400	66,149,000	Fixed	50,000,000
Jun. 1	5.8970	42,380,100	Fixed	30,000,000
Jun. 1	5.95387	56,539,560	Fixed	40,000,000
Jun. 1	5.9570	69,236,750	Fixed	50,000,000
Jun. 1	5.9716	69,145,000	Fixed	50,000,000
Jun. 1	6.2250	68,250,000	Fixed	50,000,000
Jun. 1	6.2560	68,100,000	Fixed	50,000,000
Oct. 1	5.1360	70,478,000	Fixed	50,000,000
Oct. 1	5.2390	71,805,000	Fixed	50,000,000
Oct. 1	5.2657	103,876,125	Fixed	75,000,000
Oct. 1	5.2810	103,462,328	Fixed	75,000,000
Oct. 1	5.3320	71,512,500	Fixed	50,000,000
Oct. 1	5.3910	67,200,000	Fixed	50,000,000
Oct. 1	5.5186	104,770,421	Fixed	75,000,000
Oct. 1	5.7011	52,407,000	Fixed	40,000,000
Oct. 1	5.7260	98,520,000	Fixed	75,000,000
2011 — Jun. 1	5.1020	105,164,970	Fixed	75,000,000
Jun. 1	5.3696	69,535,700	Fixed	50,000,000
Jun. 1	5.4906	69,340,800	Fixed	50,000,000

Total		$13,032,659,400		EUR9,206,000,000

For the cross currency swap listed below, the Government’s Canadian dollar liability has been swapped into a yen liability.

			Yen liability
	Canadian dollar liability

Maturity date	Coupon %	Notional amount	Basis	Notional amount

2010 — Jun. 1	5.8350	$110,900,000	6 month LIBOR	¥8,000,000,000

Total		$110,900,000		¥8,000,000,000

NOTES:

(1) Non-callable except as otherwise noted.

(2) While the terms of the issue remain unaltered from the bondholders’ perspective, part of the Government’s fixed-rate Canadian dollar liability was converted through an interest rate swap into a floating-rate Canadian dollar liability which is based on the Canadian dollar Bankers’ Acceptance rate (See ”Domestic Interest Rate Swaps” table).

(3) Non-callable compound interest bonds issued to the Mexican Government. On the scheduled December 31, 2019 maturity date, the total redemption value of the bonds, including principal and compound interest, would be $162,496,000. However, this security was repurchased on April 2, 2002 and subsequently cancelled.

(4) Real Return Bonds bear interest adjusted in relation to the CPI for Canada. At maturity, a final payment equal to the sum of inflation compensation from the original issue date to maturity and principal will be made. All amounts shown for these issues are real amounts and do not include the inflation compensation accrued to date.

Unmatured Debt (Continued)

(5)  Canada Savings Bonds offer minimum guaranteed annual interest rates and are non-callable, non-assignable and non-transferable. Canada Savings Bonds are redeemable on demand at any time with accrued interest. Issues are available in compound interest or regular interest form.

		Annual		Outstanding at
Series	Maturity date	Coupons %	Issue date	March 31, 2002

S45	2002 — Nov. 1	1.80 – 10.75	1990 — Nov. 1	1,328,357,267
S46	2003 — Nov. 1	1.80 – 7.50	1991 — Nov. 1	1,892,913,304
S47	2004 — Nov. 1	1.80 – 7.50	1992 — Nov. 1	2,204,283,092
S48	2005 — Nov. 1	1.80 – 7.50	1993 — Nov. 1	1,359,180,373
S49	2006 — Nov. 1	1.80 – 7.50	1994 — Nov. 1	1,892,792,822
S50	2007 — Nov. 1	1.80 – 6.75	1995 — Nov. 1	1,243,667,680
S51	2008 — Nov. 1	3.00 – 8.75	1996 — Nov. 1	2,496,337,495
S52	2007 — Nov. 1	3.41 – 6.50	1997 — Nov. 1	2,477,585,110
S53	2007 — Dec. 1	3.50 – 6.50	1997 — Dec. 1	13,354,261
S54	2008 — Nov. 1	1.80 – 4.85	1998 — Nov. 1	855,939,899
S55	2008 — Dec. 1	1.55 – 4.85	1998 — Dec. 1	63,865,601
S56	2009 — Jan. 1	1.35 – 4.85	1999 — Jan. 1	11,996,096
S57	2009 — Feb. 1	1.35 – 4.60	1999 — Feb. 1	7,928,261
S58	2009 — Mar. 1	1.30 – 4.75	1999 — Mar. 1	13,749,282
S59	2009 — Apr. 1	1.30 – 4.75	1999 — Apr. 1	10,499,693
S60	2009 — Nov. 1	1.80 – 4.85	1999 — Nov. 1	470,539,122
S61	2009 — Dec. 1	1.55 – 4.85	1999 — Dec. 1	51,665,717
S62	2010 — Jan. 1	1.35 – 4.85	2000 — Jan. 1	17,786,386
S63	2010 — Feb. 1	1.35 – 4.60	2000 — Feb. 1	11,857,514
S64	2010 — Mar. 1	1.30 – 4.75	2000 — Mar. 1	18,931,406
S65	2010 — Apr. 1	1.30 – 4.75	2000 — Apr. 1	23,935,435
S66	2010 — Nov. 1	1.80 - 4.85	2000 — Nov. 1	563,590,208
S67	2010 — Dec. 1	1.55 - 4.85	2000 — Dec. 1	39,156,653
S68	2011 — Jan. 1	1.35 - 4.85	2001 — Jan. 1	20,538,368
S69	2011 — Feb. 1	1.35 - 4.40	2001 — Feb. 1	18,575,793
S70	2011 — Mar. 1	1.30 - 4.00	2001 — Mar. 1	15,627,020
S71	2011 — Apr. 1	1.30 - 4.00	2001 — Apr. 1	9,883,963
S72	2011 — Nov. 1	1.80 - 2.00	2001 — Nov. 1	1,116,739,824
S73	2011 — Dec. 1	1.55 - 2.00	2001 — Dec. 1	36,427,559
S74	2012 — Jan. 1	1.35 - 2.00	2002 — Jan. 1	8,269,364
S75	2012 — Feb. 1	1.35 -	2002 — Feb. 1	8,445,189
S76	2012 — Mar. 1	1.30 - 4.00	2002 — Mar. 1	31,661,568
S77	2012 — Apr. 1	2.00 -	2002 — Apr. 1	18,178,201

				$18,354,259,526

(6)  Canada Premium Bonds are non-callable, non-assignable and non-transferable. Canada Premium Bonds are redeemable once a year on the anniversary date and during the 30 days thereafter without penalty. Issues are available in compound interest or regular interest form.

		Annual		Outstanding at
Series	Maturity date	Coupons %	Issue date	March 31, 2002

P1	2007 — Mar. 1 or Apr. 1	2.75 – 8.50	1997 — Mar. 1 or Apr. 1	$78,378,203
P2	2008 — Mar. 1 or Apr. 1	4.00 – 4.75	1998 — Mar. 1 or Apr. 1	18,091,970
P3	2008 — Nov. 1	2.30 – 5.00	1998 — Nov. 1	1,283,115,101
P4	2008 — Dec. 1	2.00 – 4.50	1998 — Dec. 1	114,981,024
P5	2009 — Jan. 1	2.00 – 4.50	1999 — Jan. 1	23,088,142
P6	2009 — Feb. 1	2.00 – 4.75	1999 — Feb. 1	20,298,435
P7	2009 — Mar. 1	2.00 – 6.00	1999 — Mar. 1	68,353,261
P8	2009 — Apr. 1	2.00 – 6.00	1999 — Apr. 1	55,937,353
P9	2009 — Nov. 1	2.50 – 6.00	1999 — Nov. 1	472,023,552
P10	2009 — Dec. 1	2.50 – 6.00	1999 — Dec. 1	135,410,683
P11	2010 — Jan. 1	2.50 – 6.00	2000 — Jan. 1	42,520,080
P12	2010 — Feb. 1	5.00 – 6.00	2000 — Feb. 1	35,522,385
P13	2010 — Mar. 1	5.25 – 6.25	2000 — Mar. 1	81,057,859
P14	2010 — Apr. 1	5.25 – 6.25	2000 — Apr. 1	111,729,394
P15	2010 — Nov. 1	5.50 – 5.90	2000 — Nov. 1	696,309,797
P16	2010 — Dec. 1	5.50 – 5.90	2000 — Dec. 1	137,583,002
P17	2011 — Jan. 1	5.50 – 5.90	2001 — Jan. 1	175,386,526
P18	2011 — Feb. 1	5.25 – 5.75	2001 — Feb. 1	422,649,663
P19	2011 — Mar. 1	4.35 – 4.55	2001 — Mar. 1	38,068,749
P20	2011 — Apr. 1	4.35 – 4.55	2001 — Apr. 1	56,855,369
P21	2011 — Nov. 1	2.30 – 4.00	2001 — Nov. 1	745,886,929
P22	2011 — Dec. 1	2.00 – 4.00	2001 — Dec. 1	99,052,905
P23	2012 — Jan. 1	2.00 – 3.50	2002 — Jan. 1	27,560,018
P24	2012 — Feb. 1	2.00 – 3.50	2002 — Feb. 1	27,434,999
P25	2012 — Mar. 1	2.00 – 6.00	2002 — Mar. 1	108,276,074
P26	2012 — Apr. 1	2.00 – 6.00	2002 — Apr. 1	53,108,455

				$5,128,679,928

Unmatured Debt (Continued)

(7) Obligations are non-negotiable, non-assignable and non-transferable. Term to maturity is 20 years, or such lesser period as may from time to time be fixed by the Minister of Finance on the recommendation of the Office of the Superintendent of Financial Institutions. Obligations are redeemable in whole or in part before maturity only at the option of the Minister of Finance; Obligations bear interest payable semi-annually at the rate fixed by the Minister of Finance, and are issued in accordance with terms and conditions set forth in an agreement (all in accordance with Section 111 of the Canada Pension Plan Act).

(8)  Converted at U.S. $1.00 = $1.5872, Japanese Yen 1.00 = $0.01300, British Pound 1.00 = $2.4894, Danish Krone 1.00 = $0.2111, New Zealand $1.00 = $0.7450, Norwegian Krone 1.00 = $0.2146, and Euro 1.00 = $1.5675, the closing rates on September 30, 2002.

(9)   These fixed-rate notes or bonds were swapped into U.S. dollar floating rate debt based on the 3-month London Inter-bank Offered Rate (LIBOR).

(10)  Although the principal is denominated in Japanese Yen, the coupon is payable in Australian Dollars.

(11)   Original issue of French Francs 4,000,000,000 was redenominated into Euro 609,796,068.95 on April 28, 1999.

(12) This issue is a reopening of a previous issue and as a result, both issues are fully fungible.

(13)   Original issue of Deutsche Marks 4,000,000,000 was redenominated into Euro 2,045,167,524.78 on February 19, 1999.

(14)  Since August 31, 1986 no drawings have been outstanding on the standby credit facility with Canadian chartered banks and since May 31, 1986 no drawings have been outstanding on the standby credit facility with United States and other foreign banks.

(15) The U.S. dollar liability is based on 3-month LIBOR, minus, a variable spread based which is on 3-month Bankers’ Acceptances minus 3-month treasury bills.

(16) Assumed by the Government of Canada on February 5, 2001, on the dissolution of Petro Canada Limited.

(17)    Original issue of Greek Drachma 20,000,000,000 was redenominated into Euro 58,694,038.00 on January 1, 2002.

Other Obligations (with Respect to Money Borrowed)

DIRECT OBLIGATIONS (1)

The borrowings listed below are direct obligations of agent enterprise Crown corporations which are agents of Canada and as such constitute direct obligations of the Government of Canada and are a charge on and payable out of the Consolidated Revenue Fund of Canada.

BORROWINGS BY AGENT ENTERPRISE CROWN CORPORATIONS

	Outstanding at March 31, 2002

	Canadian	Foreign
	dollar	currency	Total
	borrowings	borrowings	borrowings

	(in millions)
Business Development Bank of Canada	$3,425.5	$2,300.7	$5,726.3
Canada Mortgage and Housing Corporation	9,777.7	1,594.2	11,371.9
Canada Post Corporation	63.1	—	63.1
Canadian Dairy Commission (Marketing)	0.4	—	0.4
Canadian Wheat Board (2)	—	397.2	397.2
Export Development Canada	8,137.1	12,343.7	20,480.7
Farm Credit Canada	7,055.9	39.6	7,095.6
Freshwater Fish Marketing Corporation	7.6	3.9	11.5
Royal Canadian Mint	28.1	—	28.1

Total	$28,495.5	$16,679.4	$45,174.8

Source: Public Accounts of Canada 2002.

(1) The payment of all money borrowed by agent Crown corporations is a charge on and payable out of the Consolidated Revenue Fund. Such borrowings constitute unconditional obligations of the Government and are recorded as such in the accounts of Canada, net of borrowings expected to be repaid directly by these corporations. In practice, with few exceptions, all borrowings have been repaid by the agent Crown corporations.

(2) Effective December 31, 1998 the Canadian Wheat Board ceased to be an agent Crown corporation under the Financial Administration Act. Borrowing transactions prior to December 31, 1998 are reported here.

CONTINGENT LIABILITIES

At March 31, 2002

(in millions)
GUARANTEES BY THE GOVERNMENT OF
Borrowing by enterprise Crown corporations which are agents of Her Majesty	$45,175
Borrowings by other government business enterprises	7,929
Borrowings by other than enterprise Crown corporations
From agents
Loans to Indians by the Canada Mortgage and Housing Corporation and Farm Credit Canada for on-reserve housing	370
From other than agents
Guarantee programs of the Government
Canada Student Loans Act	802
Small Businesses Loans Act	1,167
Farm Improvement Loans Act and Farm Improvement and Marketing Cooperatives Loans Act	277
Atlantic Enterprise Program	5
Advance Payments for Crops Act	207
Enterprise development program	5
Fisheries Improvement Loans Act	—
Loans to Indians by approved lenders for on-reserve housing	883
Financial obligations incurred by air carriers regarding purchase of The de Havilland Aircraft of Canada, Limited DHC-7 and DHC-8 aircraft	301
Aboriginal Economic Program	11
Indian economic development	2
Time Air (1982) Ltd.	1

3,660

Other explicit loan guarantees

Loans with respect to the Hibernia Development Project Act	129
Loans to NewGrade Energy Inc. to finance construction of a heavy oil upgrader	123
Loan by Bank of America to Algoma Steel Inc.	50
Loans by First Union Commercial Corporation to Air Canada for purchase of aircraft	64
Loans to Ridley Terminals Inc. for operating and capital purposes	64
Loans to Government of Bulgaria	11
Loans to Government of Romania	24
Loan to Laurentian Pilotage Authority	—

466

Insurance Programs Of The Government

Insurance against accidents at nuclear installations under the Nuclear Liability Act	515
Accounts administered for the Government by the Export Development Corporation — Insurance and related guarantees	2,242

2,757

Other Explicit Guarantees

Guarantees under the Prairie Grain Advance Payments Act	217
Guarantees under the Agricultural Marketing Programs Act	8
Guarantees to holders of mortgages insured by the Mortgage Insurance Company of Canada	332

557

TOTAL GROSS GUARANTEES	60,914
Less: allowance for losses	4,076

NET EXPOSURE UNDER GUARANTEES	$56,838

Source: Public Accounts of Canada 2002.

Supplementary Information

MARKETABLE BONDS (DOMESTIC)

From October 1, 2002 through November 30, 2002 Government of Canada domestic marketable bonds outstanding increased by $4,552 million to $289,533 million. New issues and retirements during this period are detailed below.

	Issue details

Issue or maturity date	Coupon %	Maturity date	Amount	Maturity

October 15, 2002	5 1/4	June 1, 2012	600,000,000	—
November 4, 2002	5 1/4	June 1, 2013	2,400,000,000	—
November 18, 2002	4 1/4	Sept. 1, 2008	2,400,000,000	—
November 25, 2002	5 3/4	June 1, 2033	400,000,000	—
November 29, 2002	3 1/2	June 1, 2005	3,500,000,000	—

From October 1, 2002 through November 30, 2002, eight repurchase operations were held and the following bonds were purchased by the Government. Repurchased bonds are typically cancelled shortly after their settlement.

			Amount
Repurchase settlement date	Coupon %	Maturity date	Repurchased

October 10, 2002	5 3/4	June 1, 2003	1,000,000,000

			$1,000,000,000
October 15, 2002	9 3/4	June 1, 2003	294,017,000

			$294,017,000
October 24, 2002	5 3/4	June 1, 2003	810,000,000
October 24, 2002	5 1/4	September 1, 2003	185,000,000
October 24, 2002	7 1/2	December 1, 2003	5,000,000

			$1,000,000,000
November 4, 2002	10 1/4	March 15, 2014	62,580,000
November 4, 2002	11 1/4	June 1, 2015	65,000,000
November 4, 2002	9 3/4	June 1, 2021	433,120,000
November 4, 2002	9 1/4	June 1, 2022	39,300,000

			$600,000,000
November 18, 2002	7	December 12, 2006	149,000,000
November 18, 2002	7 1/4	June 1, 2007	30,000,000
November 18, 2002	6	June 1, 2008	50,000,000
November 18, 2002	11 3/4	October 10, 2008	3,040,000
November 18, 2002	11 1/2	March 1, 2009	6,488,000
November 18, 2002	11	June 1, 2009	2,000,000
November 18, 2002	10 3/4	October 1, 2009	5,021,000

			$245,549,000
November 21, 2002	5	December 1, 2003	215,500,000
November 21, 2002	7 1/2	December 1, 2003	55,000,000

			$270,500,000
November 25, 2002	10 1/2	March 15, 2021	20,000,000
November 25, 2002	9 3/4	June 1, 2021	111,111,000
November 25, 2002	9 1/4	June 1, 2022	100,000,000
November 25, 2002	8	June 1, 2023	48,811,000
November 25, 2002	9	June 1, 2025	40,000,000
November 25, 2002	8	June 1, 2027	70,000,000

			$389,922,000

			Amount
Repurchase settlement date	Coupon %	Maturity date	Repurchased

November 29, 2002	10 1/4	February 1, 2004	149,900,000
November 29, 2002	5	September 1, 2004	82,300,000
November 29, 2002	10 1/2	October 10, 2004	14,800,000
November 29, 2002	12	March 1, 2005	44,000,000
November 29, 2002	8 3/4	December 1, 2005	355,000,000
November 29, 2002	12 1/2	March 1, 2006	3,000,000
November 29, 2002	7	December 1, 2006	51,000,000

			$700,000,000

CANADA SAVINGS BONDS

Series S78 issued on November 1, 2002 has a guaranteed minimum interest rate of 2.00% for the year beginning November 1, 2002. Rates for the remaining years to maturity will be announced at a future date.

CANADA PREMIUM BONDS

Series P27 issued on November 1, 2002 has a guaranteed interest rate of 2.50% for the year beginning November 1, 2002, 3.00% for the year beginning November 1, 2003, 4.00% for the year beginning April 1, 2004, 4.85% for the year beginning November 1, 2005 and 6.00% for the year beginning November 1, 2006. Rates for the remaining years to maturity will be announced at a future date.

TREASURY BILLS

From October 1, 2002 through November 30, 2002 treasury bills outstanding increased by $4,400 million to $106,600 million.

CANADA BILLS

From October 1, 2002 through November 30, 2002 Canada Bills outstanding decreased by U.S.$155,039,000 to U.S.$1,701,386,000.

CROSS CURRENCY SWAPS

From October 1, 2002 through November 30, 2002, domestic liabilities of $237,390,000 were swapped into liabilities of U.S.$150,000,000.

Exhibit E

CONSENT

I hereby consent to the use of my name in the Canada description attached as Exhibit D to the Form 18-K of Canada. I acknowledge that such description may from time to time be incorporated by reference into one or more Registration Statements, and in the related prospectuses, of Canada and/or one or more Crown Corporations of Canada. I consent to the use of my name in any such Registration Statements and related prospectuses in connection with the information so incorporated.

/s/ Kevin G. Lynch

Kevin G. Lynch
Deputy Minister of Finance

Ottawa, Canada

December 20, 2002